FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: 2018 First half-yearly financial report	2

pwc

TELEFÓNICA, S.A.

Report on limited review of condensed interim consolidated financial statements for the six months period ended June 30, 2018

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

REPORT ON LIMITED REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the shareholders of Telefónica, S.A.:

Introduction

We have performed a limited review of the accompanying condensed interim consolidated financial statements (hereinafter, the interim financial statements) of Telefónica, S.A. (hereinafter, "the parent company") and its subsidiaries (hereinafter, "the group"), which comprise the statement of financial position as at June 30, 2018, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flow and related notes, all condensed and consolidated, for the six months period then ended. The parent company´s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, "Interim Financial Reporting", as adopted by the European Union, for the preparation of condensed interim financial information, as provided in Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of Review

We conducted our limited review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with legislation governing the audit practice in Spain and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our limited review, that cannot be considered as an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six months period ended June 30, 2018 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, "Interim Financial Reporting", as adopted by the European Union, for the preparation of condensed interim financial statements, as provided in Article 12 of Royal Decree 1362/2007.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

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Emphasis of Matter

We draw attention to Note 2, in which it is mentioned that these interim financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, therefore the accompanying interim financial statements should be read together with the consolidated annual accounts of the group for the year ended December 31, 2017. Our conclusion is not modified in respect of this matter.

Other Matters

Interim consolidated directors´ Report

The accompanying interim consolidated directors' Report for the six months period ended June 30, 2018 contains the explanations which the parent company´s directors consider appropriate regarding the principal events of this period and their impact on the interim financial statements presented, of which it does not form part, as well as the information required under the provisions of Article 15 of Royal Decree 1362/2007. We have verified that the accounting information contained in this directors' Report is in agreement with that of the interim financial statements for the six months period ended June 30, 2018. Our work is limited to checking the interim consolidated directors' Report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Telefónica, S.A. and its subsidiaries´ accounting records.

Preparation of this review report

This report has been prepared at the request of Telefónica, S.A. in relation to the publication of the half-yearly financial report required by Article 119 of Royal Legislative Decree 4/2015 of 23 October, approving the revised text of the Securities Market Law developed by the Royal Decree 1362/2007, of 19 October.

PricewaterhouseCoopers Auditores, S.L.

Virginia Arce Peralta

July 25, 2018

2

FIRST HALF 2018
Condensed consolidated interim financial statements and Consolidated interim management report for the six-months ended June 30, 2018

Condensed consolidated interim financial statements 2018

Telefónica Group
Consolidated statements of financial position

Millions of euros	Notes	06/30/2018	12/31/2017
ASSETS
A) NON-CURRENT ASSETS		91,567	95,135
Intangible assets	(Note 6)	17,118	18,005
Goodwill	(Note 6)	25,527	26,841
Property, plant and equipment	(Note 6)	32,674	34,225
Investments accounted for by the equity method	(Note 7)	68	77
Financial assets and other non-current assets	(Note 9)	8,768	8,167
Deferred tax assets	(Note 18)	7,412	7,820
B) CURRENT ASSETS		19,384	19,931
Inventories		1,220	1,117
Receivables and other current assets	(Note 10)	10,816	10,093
Tax receivables	(Note 18)	1,092	1,375
Other current financial assets	(Note 11)	2,552	2,154
Cash and cash equivalents	(Note 11)	3,662	5,192
Non-current assets classified as held for sale		42	—
TOTAL ASSETS (A+B)		110,951	115,066

	Notes	06/30/2018	12/31/2017
EQUITY AND LIABILITIES
A) EQUITY		23,715	26,618
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 8)	14,821	16,920
Equity attributable to non-controlling interests	(Note 8)	8,894	9,698
B) NON-CURRENT LIABILITIES		59,397	59,382
Non-current financial liabilities	(Note 12)	46,798	46,332
Payables and other non-current liabilities	(Note 13)	1,823	1,687
Deferred tax liabilities	(Note 18)	2,360	2,145
Non-current provisions		8,416	9,218
C) CURRENT LIABILITIES		27,839	29,066
Current financial liabilities	(Note 12)	7,972	9,414
Payables and other-current liabilities	(Note 14)	15,485	15,095
Current tax payables	(Note 18)	2,252	2,341
Current provisions		2,130	2,216
TOTAL EQUITY AND LIABILITIES (A+B+C)		110,951	115,066
Unaudited data at June 30, 2018.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 3

Condensed consolidated interim financial statements 2018

Telefónica Group
Consolidated income statements

Millions of euros	Notes	January- June	January- June
INCOME STATEMENTS		2018	2017
Revenues	(Note 4)	24,334	26,091
Other income		680	709
Supplies		(6,678)	(7,362)
Personnel expenses		(3,125)	(3,493)
Other expenses	(Note 17)	(7,109)	(7,766)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	(Note 4)	8,102	8,179
Depreciation and amortization	(Notes 4 and 6)	(4,405)	(4,809)
OPERATING INCOME	(Note 4)	3,697	3,370
Share of income (loss) of investments accounted for by the equity method	(Note 7)	5	3
Finance income		827	673
Exchange gains		1,808	2,416
Finance costs		(1,321)	(1,869)
Exchange losses		(1,697)	(2,417)
Net financial expense		(383)	(1,197)
PROFIT BEFORE TAX		3,319	2,176
Corporate income tax	(Note 18)	(1,298)	(520)
PROFIT FOR THE PERIOD		2,021	1,656
Attributable to equity holders of the Parent		1,739	1,600
Attributable to non-controlling interests		282	56
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.29	0.29
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 4

Condensed consolidated interim financial statements 2018

Telefónica Group
Consolidated statements of comprehensive income

Millions of euros	January - June 2018	January - June 2017
Profit for the period	2,021	1,656
Other comprehensive (loss) income	41	318
Gains (Losses) from financial assets measured at Fair value through comprehensive income	7	42
Income tax impact	(2)	5
Reclassification of losses (gains) included in the income statement	—	32
Income tax impact	—	—
	5	79
Gains (Losses) on hedges	(71)	231
Income tax impact	22	(55)
Reclassification of losses (gains) included in the income statement	65	75
Income tax impact	(19)	(19)
	(3)	232
Gains (Losses) on hedges costs	63	—
Income tax impact	(16)	—
Reclassification of losses (gains) included in the income statement	—	—
Income tax impact	—	—
	47	—
Share of gains (losses) recognized directly in equity of associates and others	(8)	9
Income tax impact	—	(2)
Reclassification of losses (gains) included in the income statement	—	—
Income tax impact	—	—
	(8)	7
Translation differences	(3,053)	(3,350)
Total other comprehensive (loss) income recognized in the period (Items that may be reclassified subsequently to profit or loss)	(3,012)	(3,032)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	1	57
Income tax impact	—	(14)
	1	43
Gains (Losses) from financial assets measured at Fair value through comprehensive income	(41)	—
Income tax impact	(9)	—
	(50)	—
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	(49)	43
Total comprehensive (loss) income recognized in the period	(1,040)	(1,333)
Attributable to:
Equity holders of the parent and other holders of equity instruments	(741)	(871)
Non-controlling interests	(299)	(462)
	(1,040)	(1,333)
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 5

Condensed consolidated interim financial statements 2018

Telefónica Group
Consolidated statement of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	18,225	74	384	37	(19,347)	16,920	9,698	26,618
Adjustment on initial application of new reporting standards (Note 8)	—	—	—	—	—	823	(292)	—	—	—	531	68	599
Financial position at January 1, 2018	5,192	4,538	(688)	7,518	987	19,048	(218)	384	37	(19,347)	17,451	9,766	27,217
Profit for the year	—	—	—	—	—	1,739	—	—	—	—	1,739	282	2,021
Other comprehensive income (loss) for the year	—	—	—	—	—	6	(44)	(3)	45	(2,484)	(2,480)	(581)	(3,061)
Total comprehensive income (loss) for the year	—	—	—	—	—	1,745	(44)	(3)	45	(2,484)	(741)	(299)	(1,040)
Dividends and distribution of profit (Note 8)	—	—	—	—	51	(2,102)	—	—	—	—	(2,051)	(568)	(2,619)
Net movement in treasury shares	—	—	1	—	—	(1)	—	—	—	—	—	—	—
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities (Note 8)	—	—	—	451	—	(277)	—	—	—	—	174	(6)	168
Other movements	—	—	—	—	—	(12)	—	—	—	—	(12)	1	(11)
Financial position at June 30, 2018	5,192	4,538	(687)	7,969	1,038	18,401	(262)	381	82	(21,831)	14,821	8,894	23,715
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 6

Condensed consolidated interim financial statements 2018

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings (1)	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	17,093	9	191	31	(14,740)	18,157	10,228	28,385
Profit for the year	—	—	—	—	—	1,600	—	—	—	—	1,600	56	1,656
Other comprehensive income (loss) for the year	—	—	—	—	—	39	79	231	6	(2,826)	(2,471)	(518)	(2,989)
Total comprehensive income (loss) for the year	—	—	—	—	—	1,639	79	231	6	(2,826)	(871)	(462)	(1,333)
Dividends and distribution of profit (Note 8) (1)	—	—	—	—	2	(1,990)	—	—	—	—	(1,988)	(433)	(2,421)
Net movement in treasury shares	—	—	1	—	—	—	—	—	—	—	1	—	1
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	754	—	—	(83)	—	—	—	—	671	(671)	—
Undated Deeply Subordinated Securities (Note 8)	—	—	—	—	—	(100)	—	—	—	—	(100)	(6)	(106)
Other movements	—	—	—	—	—	13	—	—	—	—	13	1	14
Financial position at June 30, 2017	5,038	3,227	(725)	7,803	987	16,572	88	422	37	(17,566)	15,883	8,657	24,540
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1) The amount in "Dividends and distribution of profit" was modified, including the second tranche of the dividend approved by the 2017 General Shareholders' Meeting, which was paid in December 2017 (see Note 8).

Telefónica, S.A. 7

Condensed consolidated interim financial statements 2018

Telefónica Group
Consolidated statements of cash flows

Millions of euros	January - June 2018	January - June 2017
Cash received from operations	29,760	32,024
Cash paid from operations	(22,317)	(24,557)
Net payments of interest and other financial expenses net of dividends received	(986)	(976)
Taxes paid	(356)	(537)
Net cash flow provided by operating activities	6,101	5,954
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(4,582)	(4,405)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	1	30
Payments on investments in companies, net of cash and cash equivalents acquired	(2)	(6)
Proceeds on financial investments not included under cash equivalents	480	155
Payments on financial investments not included under cash equivalents	(586)	(544)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents	(604)	(1,112)
Government grants received	37	—
Net cash flow used in investing activities	(5,256)	(5,882)
Dividends paid	(1,433)	(1,136)
Proceeds from share capital increase	—	3
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	—	—
Operations with other equity holders	68	(135)
Proceeds on issue of debentures and bonds, and other debts	2,672	6,789
Proceeds on loans, borrowings and promissory notes	2,284	2,823
Repayments of debentures and bonds, and other debts	(3,760)	(2,534)
Repayments of loans, borrowings and promissory notes	(1,744)	(2,439)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 12)	(230)	(841)
Net cash used in financing activities	(2,143)	2,530
Effect of changes in exchange rates	(232)	(292)
Effect of changes in consolidation methods and others	—	—
Net increase (decrease) in cash and cash equivalents during the period	(1,530)	2,310
CASH AND CASH EQUIVALENTS AT JANUARY 1	5,192	3,736
CASH AND CASH EQUIVALENTS AT JUNE 30	3,662	6,046
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	5,192	3,736
Cash on hand and at banks	3,990	2,077
Other cash equivalents	1,202	1,659
BALANCE AT JUNE 30	3,662	6,046
Cash on hand and at banks	2,609	3,745
Other cash equivalents	1,053	2,301
Unaudited data.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 8

Condensed consolidated interim financial statements 2018

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the condensed consolidated interim financial statements for the six-months ended June 30, 2018
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation of the consolidated financial statements
The condensed consolidated interim financial statements for the six-month period ended June 30, 2018 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated financial statements (Consolidated annual accounts) for the year ended December 31, 2017.
The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 25, 2018.
The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.
Comparison of information
Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2018 and 2017, except in the consolidated statement of financial position, which compares information at June 30, 2018 and at December 31, 2017.
No significant changes took place in the scope of consolidation of the Group in the six months ended June 30, 2018.
With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.

Telefónica, S.A. 9

Condensed consolidated interim financial statements 2018

Impact of adopting new accounting standards in 2018
On January 1, 2018 the new IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective, resulting in changes in the accounting policies applied in prior periods.
IFRS 15 Revenues from Contracts with Customers
IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The Group has adopted IFRS 15 using one of the two transition methods allowed: the modified retrospective method, with the cumulative effect from initial application recognised as an adjustment to the opening balance of retained earnings at the date of initial application, January 1, 2018 (see Note 8). Accordingly, the 2017 information presented for comparative purposes has not been restated - i.e. it is prepared and presented in accordance with the accounting standards effective at that moment: under IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.
Under the provisions in IFRS 15, it is possible to elect to apply certain practical expedients to reduce complexity in the application of the new requirements. The main practical expedients applied by the Group are:

•	Completed contracts: not to apply the standard retrospectively to contracts that are completed contracts at January 1, 2018.

•
Portfolio approach: the Group will apply the requirements of the standard to groups of contracts with similar characteristics (residential customers and small and medium-sized entities, where standard offers are marketed), since, for the cluster identified, the effects do not differ significantly from an application on a contract by contract basis.

The details of the new significant accounting policies and the nature of the main changes to previous accounting policies in relation to revenue recognition under the new model in IFRS 15 are set out in Note 3. The most significant impacts relate to the first-time recognition of contract assets, that, under IFRS 15, lead to the earlier recognition of revenue from the sale of goods, and the acceleration and deferral of the incremental costs of obtaining contracts, that under IFRS 15, result in the later recognition of customer acquisition costs.
The impacts of adopting IFRS 15 on the Group’s interim financial statements for the six-month period ended June 30, 2018 are set out below:

Millions of euros	06/30/2018	06/30/2018	06/30/2018
ASSETS	IFRS 15	IAS 18	IFRS 15 Impact
A) NON-CURRENT ASSETS	91,567	91,267	300
Intangible assets	17,118	17,118	—
Goodwill	25,527	25,527	—
Property, plant and equipment	32,674	32,674	—
Investments accounted for by the equity method	68	68	—
Financial assets and other non-current assets	8,768	8,438	330
Deferred tax assets	7,412	7,442	(30)
B) CURRENT ASSETS	19,384	18,533	851
Inventories	1,220	1,220	—
Receivables and other current assets	10,816	9,976	840
Tax receivables	1,092	1,081	11
Other current financial assets	2,552	2,552	—
Cash and cash equivalents	3,662	3,662	—
Non-current assets classified as held for sale	42	42	—
TOTAL ASSETS (A+B)	110,951	109,800	1,151

Telefónica, S.A. 10

Condensed consolidated interim financial statements 2018

	06/30/2018	06/30/2018	06/30/2018
EQUITY AND LIABILITIES	IFRS 15	IAS 18	IFRS 15 Impact
A) EQUITY	23,715	22,955	760
Equity attributable to equity holders of the parent and other holders of equity instruments	14,821	14,157	664
Equity attributable to non-controlling interests	8,894	8,798	96
B) NON-CURRENT LIABILITIES	59,397	59,158	239
Non-current financial liabilities	46,798	46,798	—
Payables and other non-current liabilities	1,823	1,748	75
Deferred tax liabilities	2,360	2,196	164
Non-current provisions	8,416	8,416	—
C) CURRENT LIABILITIES	27,839	27,687	152
Current financial liabilities	7,972	7,972	—
Payables and other-current liabilities	15,485	15,422	63
Current tax payables	2,252	2,163	89
Current provisions	2,130	2,130	—
TOTAL EQUITY AND LIABILITIES (A+B+C)	110,951	109,800	1,151

Millions of euros	January - June 2018	January - June 2018	January - June 2018
INCOME STATEMENTS	IFRS 15	IAS 18	IFRS 15 Impact
Revenues	24,334	24,361	(27)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	8,102	8,081	21
Depreciation and amortization	(4,405)	(4,405)	—
OPERATING INCOME	3,697	3,676	21
Share of profit (loss) of investments accounted for by the equity method	5	5	—
Net financial expense	(383)	(378)	(5)
PROFIT BEFORE TAX	3,319	3,303	16
Corporate income tax	(1,298)	(1,297)	(1)
PROFIT FOR THE PERIOD	2,021	2,006	15
Attributable to equity holders of the Parent	1,739	1,732	7
Attributable to non-controlling interests	282	274	8
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.29	0.28	0.01
IFRS 9 Financial Instruments
IFRS 9 sets out a new accounting framework for the recognition, classification, measurement and derecognition of financial instruments, impairment losses on financial assets and hedge accounting. The details of the new significant accounting policies and the nature of the main changes to previous accounting policies in relation to financial instruments under the new standard IFRS 9 are set out in Note 3.
Pursuant to the transition provisions in IFRS 9, the Group has elected the exemption not to restate comparative periods to be presented in the year of initial application (i.e. 2017 information presented for comparative purposes is prepared and presented in accordance with the accounting standards effective at that moment: under IAS 39 Financial Instruments: Recognition and Measurement, and related interpretations). The difference

Telefónica, S.A. 11

Condensed consolidated interim financial statements 2018

in the carrying amounts of financial assets and financial liabilities resulting from the adoption of the new requirements is recognised in retained earnings as at January 1, 2018 (see Note 8)
The main impact of adopting IFRS 9 on the Group’s interim financial statements resulted in an increase amounting to 204 million euros over the bad debt provision balance and fair value adjustments on customer receivables. In addition to this, financial assets have changed to the new measurement categories under IFRS 9 (see Note 11).
Translation of Telefónica Venezolana's financial statements
Venezuela has been considered a hyperinflationary economy since 2009. We review on a regular basis the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at each closing date.
In light of the economic environment and in the absence of official rates that are representative of the situation in Venezuela, in the first half of 2018 the Group maintained its policy to estimate an exchange rate that matches the progression of inflation in Venezuela and contributes to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way (hereinafter, synthetic exchange rate). Thus, the exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of June 30, 2018 amounts to 2,369,815 VEF/USD (36,115 VEF/USD as of December 31, 2017 and 3,547 VEF/USD as of June 30, 2017). The inflation rates applied by the Group to Venezuela are 6,461.8% and 192.1% for the six-month period ended June 30, 2018 and 2017, respectively (2,874.1% for the year 2017).
The exchange rate resulting from the last auction of the exchange mechanism introduced in January 2018 (Exchange Agreement No. 39) is 134,262.5 VEF/EUR.
The following table presents the contribution of Telefónica Venezolana to certain items of the consolidated income statement, the statement of cash flows and statement of financial position of the Telefónica Group for the first half of 2018, applying the synthetic exchange rate:

Millions of euros
Contribution of Telefónica Venezolana to the consolidated financial statements of the Telefónica Group
Revenues	13
Operating income before depreciation and amortization (OIBDA)	1
Depreciation and amortization	(41)
Financial result (1)	106
Profit before tax	65
Income tax (2)	(91)
Result for the period	(26)
Other comprehensive income (movement of translation differences)	(10)
Net cash flow provided by operating activities	5
Capital expenditures (CapEx)	1
Non-current assets	261
(1) The financial result resulting from the hyperinflation adjustment to the net monetary position and from the exchange differences arising from foreign currency items held by Telefónica Venezolana amounted to 106 million euros in the six-month period ended June 30, 2018 (loss of 20 million euros in the six-month period ended June 30, 2017).
(2) Deferred tax recognized for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.

Telefónica, S.A. 12

Condensed consolidated interim financial statements 2018

Alternative measures not defined in IFRS
The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the six-months periods ended June 30, 2018 and 2017:

Millions of euros	January - June 2018	January - June 2017
Operating Income Before Depreciation and Amortization (OIBDA)	8,102	8,179
Depreciation and amortization	(4,405)	(4,809)
Operating income	3,697	3,370

The following table presents the reconciliation of OIBDA to operating income for each business segment for the six-months periods ended June 30, 2018 and 2017:

January - June 2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and elimina- tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,507	879	882	2,257	434	1,024	119	8,102
Depreciation and amortization	(816)	(491)	(980)	(992)	(456)	(537)	(133)	(4,405)
Operating income	1,691	388	(98)	1,265	(22)	487	(14)	3,697

January - June 2017 (revised, see Note 4)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and elimina- tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,425	849	861	2,138	613	1,183	110	8,179
Depreciation and amortization	(850)	(523)	(1,006)	(1,156)	(497)	(630)	(147)	(4,809)
Operating income	1,575	326	(145)	982	116	553	(37)	3,370

Telefónica, S.A. 13

Condensed consolidated interim financial statements 2018

Debt indicators
As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Payables and other non-current liabilities” and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Receivables and other current assets” and “Financial assets and other non-current assets” in our consolidated statement of financial position). The accounts included in the net financial debt calculation recorded in "Payables and other non-current liabilities" or "Financial assets and other non-current assets" have a maturity beyond one year and a financial component. In "Receivables and other current assets" we include the customer financing of terminal sales classified as short term, and "Financial assets and other non-current assets" includes derivatives, installments for the long term sales of terminals to customers and other long term financial assets (which at June 30, 2018 includes the credit related to the judicial decision in favor of Telefónica Brasil about PIS/COFINS, see Note 9).
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our Management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by Management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt and net financial debt plus commitments as of June 30, 2018 and December 31, 2017 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position:

Telefónica, S.A. 14

Condensed consolidated interim financial statements 2018

Millions of euros	06/30/2018	12/31/2017
Non-current financial liabilities	46,798	46,332
Current financial liabilities	7,972	9,414
Gross financial debt (Note 12)	54,770	55,746
Cash and cash equivalents	(3,662)	(5,192)
Other current financial assets	(2,552)	(2,154)
Positive mark-to-market value of long-term derivative instruments (Note 9)	(2,854)	(2,812)
Other liabilities included in "Payables and other non-current liabilities"	652	708
Other liabilities included in "Payables and other current liabilities"	114	111
Other assets included in "Financial assets and other non-current assets"	(2,141)	(1,516)
Other assets included in "Receivables and other current assets"	(734)	(661)
Net financial debt	43,593	44,230
Gross commitments related to employee benefits	6,130	6,578
Value of associated long-term assets	(784)	(749)
Tax benefits	(1,422)	(1,533)
Net commitments related to employee benefits	3,924	4,296
Net financial debt plus commitments	47,517	48,526

Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
The definition of free cash flow was revised in 2017, so that the cash received from the sale of real estate (which in the first six-month period of 2017 amounted to 5 million euros) is no longer excluded from the cash flow proceeding from the operations. Cash received from the sale of real estate is included in the "(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net" figure within the free cash flow.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

Telefónica, S.A. 15

Condensed consolidated interim financial statements 2018

The following table presents the reconciliation between Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for the six-months periods ended June 30, 2018 and 2017:

Millions of euros	January - June 2018	January - June 2017
Net cash flow provided by operating activities	6,101	5,954
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net	(4,582)	(4,405)
Government grants received	37	—
Dividends paid to minority shareholders	(406)	(255)
Payments related to cancellation of commitments	398	332
Free cash flow	1,548	1,626

Note 3. Accounting policies
The accounting policies applied in the preparation of the interim financial statements for the six-month period ended June 30, 2018 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2017, except for the following new standards and amendments to standards published by the International Accounting Standards Board (IASB) and endorsed by the EU for use in Europe, which are effective for annual periods beginning on or after January 1, 2018.
IFRS 15 Revenues from Contracts with Customers
IFRS 15 establishes a comprehensive framework for determining when to recognise revenue and how much revenue to recognise. The core principle is that an entity should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The main changes introduced by the new standard are as follows:

a)
Under IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue is allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and is recognised when (or as) the obligation is satisfied, regardless of whether there are undelivered items. This criteria differs from previous accounting where the portion of the total consideration that was contingent upon delivery of undelivered elements was not allocated to delivered elements. Consequently, when bundles include a discount on equipment, the adoption of these new requirements results in an increase of revenues recognised from the sale of handsets and other equipment, generally recognised upon delivery to the end customer, in detriment of ongoing service revenue over subsequent periods. The difference between the revenue from the sale of equipment and the consideration received from the customer upfront is recognised as a contract asset on the statement of financial position.

b)
IFRS 15 requires the recognition of an asset for those incremental costs (sales commissions and other third party acquisition costs) directly related with obtaining a contract and that are expected to be recovered. These are subsequently amortised over the same period as the revenue associated with such asset. Costs to obtain a contract are expensed when incurred if the Group estimates that their amortisation period is one year or less.

c)
IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change (i.e. as a continuation of the original contract), while other

Telefónica, S.A. 16

Condensed consolidated interim financial statements 2018

modifications must be accounted for prospectively as separate contracts, like the end of the original contract and the creation of a new one.

d)
The Group does not adjust the transaction price for a significant financing component where the period between the transfer of goods or services to the customer and payment by the customer is not expected to exceed one year.

Information on the impact of initially applying this standard is disclosed in Note 2.
IFRS 9 Financial Instruments
IFRS 9 sets out the requirements for recognising and measuring financial assets and financial liabilities. This new standard includes:

a)
a model for classifying financial assets that is driven by an asset’s cash flow characteristics and the business model in which it is held. IFRS 9 simplifies the previous measurement model for financial assets and establishes three main categories: amortised cost, fair value through profit or loss and fair value through Other Comprehensive Income (OCI).

b)
a model for classifying financial liabilities, where there are no significant changes from the criteria applied in prior periods, except for the recognition in other comprehensive income, rather than in profit or loss of changes in own credit risk for those financial liabilities measured at fair value through profit or loss.

c)
a new model for impairment losses on financial assets not measured at fair value through profit or loss, i.e. the expected credit loss model, which replaces the incurred loss model applied previously. Under this new impairment model entities are required to account for expected credit losses from when the financial assets are first recognized. The Group applies the IFRS 9 simplified approach to measure loss allowances for trade receivables and contract assets based on lifetime expected credit losses.

d)
a new hedge accounting model, less restrictive, that more closely aligns the accounting treatment with the entity’s risk management activities, requiring an economic relationship between the hedged item and the hedging instrument and requiring that the coverage ratio be the same as that applied by the entity for its risk management. The new standard modifies the criteria for documentation of hedging relationships and includes enhanced disclosure requirements about risk management activity.

Information on the impact of initially applying this standard is disclosed in Note 2.
Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)
These amendments contain requirements on the accounting for:

a)	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

b)	the classification of a share-based payment transaction with a net settlement feature for withholding tax obligations; and

c)	accounting where a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.
The application of these amendments did not have a significant impact on the Group’s interim consolidated financial position or results.
Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4)
These amendments provide a number of options to addresses concerns arising from the different effective dates of IFRS 9 and IFRS 17 Insurance Contracts, whose effective date is 1 January 2021. The modifications are not relevant for the Group as it has not used any of the exemptions included within the amendments.

Telefónica, S.A. 17

Condensed consolidated interim financial statements 2018

Transfers of Investment Property (Amendments to IAS 40)
This amendment clarifies when an entity should transfer property, including property under construction or development into, or out of investment property. The amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The application of these amendments did not have a significant impact on the Group’s interim consolidated financial position or results.
Annual Improvements to IFRS Standards 2014-2016 Cycle
The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. The amendment relating to the measurement of an associate or joint venture at fair value clarifies that entities that elect to measure investments in joint ventures and associates at fair value through profit or loss may make this election separately for each associate or joint venture. The application of these amendments did not have a significant impact on the Group’s interim consolidated financial position or results.
IFRIC 22 Foreign Currency Transactions and Advance Consideration
This new interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration in a foreign currency, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The application of this interpretation did not have a significant impact on the Group’s interim consolidated financial position or results.

New standards and amendments to standards issued but not effective as of June 30, 2018
At the date of preparation of the interim consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement	January 1, 2019
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Improvements to IFRS Standards 2015-2017 Cycle		January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
Based on the analyses made to date, the Group estimates that the adoption of the new standard on lease contracts, IFRS 16 Leases, issued but not yet effective, might have a significant impact on the consolidated financial statements at the time of its adoption and prospectively. Regarding the rest of the standards, amendments and interpretations issued but not yet effective, based on the analyses undertaken to date the

Telefónica, S.A. 18

Condensed consolidated interim financial statements 2018

Group estimates that they will not have a significant impact on the consolidated financial statements in the initial period of application.
IFRS 16 Leases
IFRS 16 requires lessees to recognise assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.
The Group acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognised generally on a straight-line basis over the contract term.
The Group is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefónica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, the Group will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Group will not separately recognise non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.
Moreover, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognised at the date of initial application. The Group has decided to adopt the latter transition method; therefore, the cumulative effect of initial application shall be recognised as an adjustment to retained earnings in the year of initial application of IFRS 16. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The Group is evaluating which of these practical expedients will be adopted. In this regard, the Group shall apply the practical expedient that allows not to reassess whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts which under current accounting were identified as leases.
Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Group has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, as well as the magnitude of the future lease commitments, as disclosed in the Group's Consolidated Annual Financial Statements, the Group expects that the changes introduced by IFRS 16 would have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and their corresponding lease obligations in connection with the majority of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognised as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard. On the other side, the Group's Financial Statements will include broader disclosures with relevant information regarding lease contracts.

Telefónica, S.A. 19

Condensed consolidated interim financial statements 2018

Note 4. Segment information
The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 was made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).
On January 31, 2018, the Board of Directors of Telefónica also resolved to adopt a new organisational structure in order to make the Group more agile, simple and focused on management, customer service, growth, efficiency and profitability.
In this context, Telefónica Hispanoamérica was split into two new segments in order to more effectively manage the different market situations: Telefónica Hispam Sur, encompassing operations in Argentina, Chile, Peru and Uruguay, and Telefónica Hispam Norte, encompassing the operations in Colombia, Mexico, Central America, Ecuador and Venezuela.
The comparative results of the segments of the Group for the first half of 2017 and the comparative segmentation of assets, liabilities and investments accounted for by the equity method as of December 31, 2017 have been restated to reflect this new organization. These changes in the segments have had no impact on the consolidated results of the Group.
These segments include the information related to wireline, wireless, cable, data, internet, television businesses and other digital services provided in each country or countries. Any services not specifically included in these segments are part of “Other companies and eliminations”, which includes, in particular, Telxius (as further explained below), the companies belonging to the cross-sectional areas, other Group companies as well as eliminations in the consolidation process. Inter-segment transactions are carried out at market prices.
Telxius' financials are reported under "Other companies and eliminations". Revenues of Telxius in the first half of 2018 amounted to 366 million euros (370 million euros in the first half of 2017), of which 223 million euros correspond to inter-segment revenues (229 million euros in the first half of 2017). OIBDA of Telxius in the first half of 2018 amounted to 173 million euros (179 million euros in the first half of 2017). The capital expenditures in the first half of 2018 in Telxius amounted to 98 million euros (56 million euros in the first half of 2017).
The Group manages borrowing activities centrally. Also, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the related assets and liabilities is included under “Other companies and eliminations” and the results of the segments are disclosed up to operating income. Revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.
Segment reporting takes into account the impact of the purchase price allocation to the assets acquired and the liabilities assumed for the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

Telefónica, S.A. 20

Condensed consolidated interim financial statements 2018

The following table presents income and CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Note 6) regarding the Group’s operating segments:

January - June 2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Revenues	6,265	3,223	3,525	5,227	1,998	3,631	465	24,334
External revenues	6,144	3,204	3,510	5,217	1,953	3,607	699	24,334
Inter-segment revenues	121	19	15	10	45	24	(234)	—
Other operating income and expenses	(3,758)	(2,344)	(2,643)	(2,970)	(1,564)	(2,607)	(346)	(16,232)
OIBDA	2,507	879	882	2,257	434	1,024	119	8,102
Depreciation and amortization	(816)	(491)	(980)	(992)	(456)	(537)	(133)	(4,405)
Operating income	1,691	388	(98)	1,265	(22)	487	(14)	3,697
Capital expenditures (CapEx)	778	987	424	892	165	553	133	3,932

January - June 2017 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Revenues	6,226	3,208	3,542	6,193	2,212	4,207	503	26,091
External revenues	6,083	3,190	3,523	6,180	2,150	4,188	777	26,091
Inter-segment revenues	143	18	19	13	62	19	(274)	—
Other operating income and expenses	(3,801)	(2,359)	(2,681)	(4,055)	(1,599)	(3,024)	(393)	(17,912)
OIBDA	2,425	849	861	2,138	613	1,183	110	8,179
Depreciation and amortization	(850)	(523)	(1,006)	(1,156)	(497)	(630)	(147)	(4,809)
Operating income	1,575	326	(145)	982	116	553	(37)	3,370
Capital expenditures (CapEx)	704	434	435	915	277	645	97	3,507

Telefónica, S.A. 21

Condensed consolidated interim financial statements 2018

The following table presents assets and liabilities by segment:

June 2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Fixed assets	15,244	9,719	14,059	20,960	5,873	7,280	2,184	75,319
Investments accounted for by the equity method	2	8	—	2	1	—	55	68
Total allocated assets	24,277	12,916	16,759	27,397	8,898	10,406	10,298	110,951
Total allocated liabilities	13,801	4,790	6,042	7,538	5,004	5,230	44,831	87,236

December 2017 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies and eliminations	Total Group
Fixed assets	15,288	9,198	14,611	23,845	6,075	7,840	2,214	79,071
Investments accounted for by the equity method	2	7	—	2	1	—	65	77
Total allocated assets	22,722	11,610	17,225	30,229	9,194	11,009	13,077	115,066
Total allocated liabilities	13,391	4,063	5,889	8,130	5,118	5,611	46,246	88,448

Telefónica, S.A. 22

Condensed consolidated interim financial statements 2018

The composition of segment revenues is as follows:

Millions of euros	January - June 2018				January - June 2017
Segments	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain (*)				6,265				6,226
United Kingdom	—	3,032	191	3,223	—	3,048	160	3,208
Germany	391	3,127	7	3,525	440	3,092	10	3,542
Brazil	1,943	3,285	(1)	5,227	2,411	3,781	1	6,193
Hispam Norte	356	1,641	1	1,998	386	1,826	—	2,212
Hispam Sur	1,423	2,209	(1)	3,631	1,639	2,568	—	4,207
Other and inter-segment eliminations	—	—	465	465	—	—	503	503
Total Group	—	—	—	24,334	—	—	—	26,091
Note: In the countries of the Telefónica Hispam Norte and Telefónica Hispam Sur segments with separate fixed and mobile operating companies, the intercompany revenues have not been considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.

Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which Management believes is more meaningful.

Millions of euros
Telefónica Spain	January - June 2018	January - June 2017
Mobile handset sale	179	165
Ex-Mobile handset sale	6,086	6,061
Consumer	3,336	3,273
Corporate	1,715	1,710
Others (*)	1,035	1,078
Total	6,265	6,226
(*) Other includes wholesale, subsidiaries and other revenues.

Telefónica, S.A. 23

Condensed consolidated interim financial statements 2018

Note 5. Business combinations and acquisitions of non-controlling interests
Business combinations
No material business combinations were finalized within the Group in the six months ended June 30, 2018 and 2017.
Acquisition by Coltel of control over Telebucaramanga, Metrotel and Optecom
On September 30, 2017, as part of the early termination agreement regarding the contract with PARAPAT, Colombia Telecomunicaciones, S.A. ESP (Coltel) acquired control of the Colombian companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (“Telebucaramanga”), operating in the city of Bucaramanga; Metropolitana de Telecomunicaciones S.A. ESP (“Metrotel”); and Operaciones Tecnológicas y Comerciales S.A.S. (“Optecom”), operating in the city of Barranquilla, for an overall price of 509,975 million Colombian pesos (approximately 147 million euros on the transaction date). These companies primarily provide fixed telephony, data, pay TV, installation and maintenance services.
As of the date when the present interim financial statements were drawn up, the process for allocating the purchase price is provisional. This analysis should conclude in the coming months, yet will not last longer than twelve months from the acquisition date stipulated in the standard.
Transactions with non-controlling interests
Share swap with KPN
In March 2017 Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 8). The exchange ratio was determined based on the average of the volume weighted average price of the respective shares over the last five trading sessions. As a result of this agreement, Telefónica increased from 63.2% to 69.2% its shareholding in Telefonica Deutschland.

Note 6. Intangible assets, property, plant and equipment and goodwill
The movements in "Intangibles assets" and "Property, plant and equipment" in the first half of 2018 are as follows:

Millions of euros	Intangibles assets	Property, plant and equipment	Total
Balance at 12/31/2017	18,005	34,225	52,230
Additions	1,171	2,761	3,932
Depreciation and amortization	(1,647)	(2,758)	(4,405)
Disposals	(2)	(21)	(23)
Translation differences and hyperinflation adjustments	(635)	(1,290)	(1,925)
Transfers and others	226	(243)	(17)
Balance at 06/30/2018	17,118	32,674	49,792

Telefónica, S.A. 24

Condensed consolidated interim financial statements 2018

As a result of its participation in the Principal Stage of the spectrum auction conducted in the United Kingdom, Telefónica UK Limited (O2 UK) was granted four blocks of 10 MHz in the 2.3 GHz spectrum band and eight blocks of 5 MHz in the 3.4 GHz band. The investment for these new frequencies by O2 UK was 524 million pounds sterling (approximately 588 million euros).
The additions by segment are detailed in Note 4.
The movement in "Goodwill" in the first half of 2018 is as follows:

Millions of euros	Goodwill
Balance at 12/31/2017	26,841
Translation differences	(1,206)
Write-offs	(108)
Balance at 06/30/2018	25,527
The movement of translation differences is mainly related to the depreciation of the Brazilian real.
The Group carries out periodically a sensitivity analysis of the goodwill impairment test, by considering reasonable changes in the main assumptions used in such test.
As indicated in the consolidated financial statements for 2017, the goodwill allocated to Telefónica Móviles México could be impaired by variations in the discount rate (WACC) and the perpetuity growth rate. During the first half of 2018, changes in the macroeconomic and financial conditions were revealed, reflected in the risk premiums that are computed in the cost of capital. In this context, the estimated WACC increased to 10.0% (from 9.5% used at the end of 2017) and the estimated perpetuity growth rate decreased 0.4 p.p.
As a consequence of the update of the assumptions used in calculating the value in use, and the carrying value of the company at June 30, 2018, a partial write-off of the goodwill allocated to Telefónica Móviles México was recognized, amounting to 108 million euros (see Note 17).
Regarding the sensitivity of the calculation, an additional 50 b.p. increase in the WACC could result in an additional impairment amounting to 134 million euros, while with an additional 25 b.p. decrease in the perpetuity growth rate the impact would be 56 million euros. On the other hand, a decrease of 1 p.p. in the long-term OIBDA margin could result in a negative impact of 125 million euros and with an increase of 0.5 p.p. in the long-term CapEx ratio the negative impact would be 63 million euros.

Note 7. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) and Blackrock, Inc., with stakes in Telefónica, S.A. of 5.17%, 5.01% and 4.989%, respectively.
During the first six months of 2018 and 2017 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
A summary of significant transactions between the Telefónica Group and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Telefónica, S.A. 25

Condensed consolidated interim financial statements 2018

Millions of euros	January-June	January-June
	2018	2017
Finance costs	25	26
Receipt of services	13	7
Purchase of goods and other expenses	27	34
Total costs	65	67
Finance income	23	11
Dividends received(1)	5	8
Services rendered	36	50
Sale of goods	28	25
Total revenue	92	94
Finance arrangements: loans and capital contributions (borrower)	759	888
Guarantees	260	274
Commitments	88	80
Finance arrangements: loans and capital contributions (lessee)	1,175	1,865
Dividends paid	116	120
Factoring operations	637	250
Other transactions	12	11
(1) At June 30, 2018, Telefónica holds a 0.66% stake (0.66% at June 30, 2017) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in the first half of 2018 amounted to 20,318 and 546 million euros, respectively (21,480 million euros held with BBVA and 385 million euros held with la Caixa in the first half of 2017). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position as of June 30, 2018 is 371 and -20 million euros, respectively (748 and -32 million euros, as of June 30, 2017).
Additionally, at June 30,2018 there were collateral guarantees net on derivatives with BBVA amounting to 100 million euros. In the same period of the previous year there was no amount related to this concept.
Other related parties
Certain Telefónica Group subsidiaries performed during the first half of 2018 transactions with Global Dominion Access Group, related to the Group´s ordinary course of business (mainly in Telefónica Spain amounting to 30 million euros).
Associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros	06/30/2018	12/31/2017
Investments accounted for by the equity method	68	77
Loans to associates and joint ventures	16	16
Receivables from associates and joint ventures for current operations (Note 10)	30	32
Financial debt, associates and joint ventures	93	10
Payables to associates and joint ventures (Note 14)	351	491

Telefónica, S.A. 26

Condensed consolidated interim financial statements 2018

Millions of euros	January-June 2018	January-June 2017
Share of income (loss) of investments accounted for by the equity method	5	3
Revenue from operations with associates and joint ventures	112	107
Expenses from operations with associates and joint ventures	7	10
Financial revenues with associates and joint ventures	1	—

Directors’ and Senior Executives’ compensation and other information
Pursuant to the disclosure established in Circular 5/2015, of October 28, of the Comisión Nacional del Mercado de Valores (the Spanish National Securities commission, or “CNMV”), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2018 and 2017 are as follows:

Directors	January- June	January- June
Thousands of euros	2018	2017
Fixed remuneration	3,373	2,955
Variable remuneration	4,417	3,430
Attendance fees	106	115
Other	526	274
Total	8,422	6,774
Note: It should be noted that, on January 31, 2018, Mr. Jordi Gual Solé was appointed Director of Telefónica, S.A.; thus, in relation to such Director, the remuneration received from that date is included in this section. Likewise, on April 25, 2018, Ms. Eva Castillo Sanz resigned to her position as Director of Telefónica, S.A.; therefore, regarding Ms. Castillo, the remuneration received until that date is included in this section. Likewise, on April 25, 2018, Ms. María Luisa García Blanco was appointed Director of Telefónica, S.A.; consequently, with respect to the aforementioned Director, the remuneration received from that date is included in this section.

Other benefits for Directors	January- June	January- June
Thousands of euros	2018	2017
Pension funds and plans: contributions	11	6
Life insurance premiums	14	8
Total	25	14
In addition, the total amounts paid to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2018 and 2017 are as follows.

Executives	January- June	January- June
Thousands of euros	2018	2017
Total compensation paid to Senior Executives (1)	17,703	6,452
(1) The “Total compensation paid to Senior Executives” Section includes the compensation received by Mr. Ramiro Sánchez de Lerín García-Ovies, former General Secretary and Secretary to the Board of Telefónica, S.A., until his disassociation from Telefónica, S.A., including the compensation received by him as a result of his dismissal.
Note 8. Changes in equity and shareholder remuneration
Dividends
Approval was given at the General Shareholders' Meeting of June 8, 2018 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on

Telefónica, S.A. 27

Condensed consolidated interim financial statements 2018

June 15, 2018 amounting to 1,025 million euros and the second payment of a gross amount of 0.20 in cash per share will be made on December 20, 2018.
Approval was given at the General Shareholders' Meeting of June 9, 2017 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 16, 2017 amounting to 994 million euros and the second payment of a gross amount of 0.20 in cash per share (recognized in the amount of 994 million euros in the consolidated statement of changes in equity of the first half of 2017) was made on December 14, 2017 amounting to 1,025 million euros.
Other equity instruments
In March 2018, Telefónica Europe, B.V. executed an operation to proactively manage its hybrid capital composed of: a) two new emissions per aggregate amount of 2,250 million euros; and b) a tender offer on a basket of hybrids in euros and pounds with early amortization dates between September 2018 and March 2024. The issuer accepted the purchase in cash and immediately thereafter these were amortized in advance. The operations of new issuance and repurchase were liquidated with dates March 22, 2018 and March 23, 2018 respectively.
The characteristics of the undated deeply subordinated securities are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisable from issuer	12/31/2017	Tender Offer	Amount repurchased	06/30/2018
03/22/2018	3%	from 12/04/2023 rate SWAP + spread incremental	2023	—	—	—	1,250
	3.875%	from 09/22/2026 rate SWAP + spread incremental	2026	—	—	—	1,000
12/07/2017	2.625%	from 06/07/2023 rate SWAP + spread incremental	2023	1,000	—	—	1,000
09/15/2016	3.750%	from 03/15/2022 rate SWAP + spread incremental	2022	1,000	—	—	1,000
03/30/2015(*)	8.50%	from 03/30/2020 rate SWAP + spread incremental	2020	452	—	—	452
12/04/2014	4.20%	from 12/04/2019 rate SWAP + spread incremental	2019	850	850	(145)	705
03/31/2014	5%	from 03/31/2020 rate SWAP + spread incremental	2020	750	750	(158)	592
	5.875%	from 03/31/2024 rate SWAP + spread incremental	2024	1,000	1,000	—	1,000
11/26/2013(**)	6.75%	from 11/26/2020 rate SWAP + spread incremental	2020	716	716	(511)	205
09/18/2013	6.5%	from 09/18/2018 rate SWAP + spread incremental	2018	1,125	1,125	(652)	473
	7.625%	from 09/18/2021 rate SWAP + spread incremental	2021	625	625	(333)	292
				7,518			7,969
(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million US dollars).
(**) Tender offer over 600 million pounds of undated deeply subordinated securities of which were accepted 428 million pounds (equivalent to 511 million euros at the rate of exchange of the issuance).
The undated deeply subordinated securities have been issued by Telefónica Europe B.V. unless specified otherwise.
In the first half of 2018, the payment of the coupons related to the undated deeply subordinated securities issued in previous years, impacted by the tender offer, amounted to an aggregate amount, net of tax effect, of 277 million euros, with a balancing entry on “Retained earnings” in the consolidated statements of changes in equity (100 million euros in the first half of 2017).

Telefónica, S.A. 28

Condensed consolidated interim financial statements 2018

Translation differences
In the first six months of 2018, the equity attributable to the equity holders of the parent decreased by 2,484 million euros due to the variation between the exchange rate at June 30, 2018 compared with December 31, 2017, mainly the depreciation of the Brazilian real and the Argentine peso.
The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation in Venezuela is also included in the “Translation Differences” line item.
Adjustment on initial application of new reporting standards IFRS 9 and IFRS 15
The initial application of new reporting standards IFRS 9 Financial instruments and IFRS 15 Revenue from contracts with customers (see Note 2), effective as of January 1, 2018, had an impact in total equity amounting to -149 million euros and 748 million euros, respectively, with the following detail:

Millones de euros	IFRS 9	IFRS 15	Total
Gross impact in equity	(204)	1,012	808
Tax effect	55	(264)	(209)
Impact in equity	(149)	748	599
Attributable to equity holders	(127)	658	531
Attributable to non-controlling interest	(22)	90	68
The amount reclassified to other comprehensive income from retained earnings, related to impairment losses of previous years, was included in the adjustment on initial application (see Note 11).
Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2018 and 2017:

Number of shares
Treasury shares at December 31, 2017	65,687,859
Employee share option plan	(121,047)
Treasury shares at June 30, 2018	65,566,812

Number of shares
Treasury shares at December 31, 2016	141,229,134
Disposals	(72,007,507)
Employee share option plan	(71,344)
Treasury shares at June 30, 2017	69,150,283
During the first half of 2017, under the swap agreement with KPN, Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter for an amount of 754 million euros (see Note 5).
Treasury shares in portfolio at June 30, 2018 are directly held by Telefónica, S.A. and represent 1.26% of its share capital.
The Company has a derivative financial instrument subject to net settlement on a notional equivalent to 27 million Telefónica shares, recognized under “Current financial liabilities” in the accompanying consolidated statement of financial position.

Telefónica, S.A. 29

Condensed consolidated interim financial statements 2018

Note 9. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at June 30, 2018 and December 31, 2017 is as follows:

Millions of euros	06/30/2018	12/31/2017
Non-current financial assets (Note 11)	8,109	7,771
Investments	662	650
Credits and others financial assets	2,070	1,183
Deposits and guarantees	2,162	2,625
Derivative financial assets	2,854	2,812
Trade receivables	503	638
Impairment of trade receivables	(142)	(137)
Other non-current assets	659	396
Contractual assets (Note 15)	69	—
Deferred expenses (Note 15)	185	—
Prepayments	405	396
Total	8,768	8,167
On March 20, 2018, the Superior Court of Justice passed a final decision in favor of Telefónica Brasil, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). This decision covers the period from September 2003 to July 2014, although the Company has ongoing processes until June 2017. Once the values were determined, Telefónica Brasil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest.
The total amount, recognized under "Credits and other financial assets" in the table above at June 30, 2018 was 3,842 million Brazilian reais (855 million euros at the closing exchange rate as of June 30, 2018). The impact in the consolidated income statement of the first half of 2018 was 2,005 million Brazilian reais (485 million euros at the average exchange rate for the first half of 2018) reducing "Taxes other than income tax" included in "Other expenses" (see Note 17), and 1,837 million Brazilian reais (444 million euros at the average exchange rate for the first half of 2018) in Finance income.

Telefónica, S.A. 30

Condensed consolidated interim financial statements 2018

Note 10. Receivables and other current assets
The detail of receivables and other current assets of the Telefonica Group at June 30, 2018 and December 31, 2017 is as follows:

Millions of euros	06/30/2018	12/31/2017
Receivables (Note 11)	8,311	8,727
Trade receivables billed	7,800	7,876
Trade receivables unbilled	2,739	3,015
Impairment of trade receivables	(2,710)	(2,563)
Receivables from associates and joint ventures (Note 7)	30	32
Other receivables	452	367
Other current assets	2,505	1,366
Contractual assets (Note 15)	368	—
Capitalized costs (Note 15)	549	—
Prepayments	1,588	1,366
Total	10,816	10,093

Telefónica, S.A. 31

Condensed consolidated interim financial statements 2018

Note 11. Breakdown of financial assets by category
The breakdown of financial assets of the Telefónica Group at December 31, 2017 was as follows:

December 31, 2017
Millions of euros	Fair value through profit or loss		Available-for-sale	Hedges	Measurement hierarchy			Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option			Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 9)	1,074	250	1,117	1,738	822	3,339	18	—	3,592	7,771	7,771
Investments	—	—	650	—	567	83	—	—	—	650	650
Credits and other financial assets	—	250	467	—	86	613	18	—	466	1,183	1,183
Deposits and guarantees	—	—	—	—	—	—	—	—	2,625	2,625	2,625
Derivative instruments	1,074	—	—	1,738	169	2,643	—	—	—	2,812	2,812
Trade receivables	—	—	—	—	—	—	—	—	638	638	501
Impairment of trade receivables	—	—	—	—	—	—	—	—	(137)	(137)	—
Current financial assets	163	60	66	731	105	915	—	169	14,884	16,073	16,073
Trade receivables (*) (Note 10)	—	—	—	—	—	—	—	—	11,290	11,290	8,727
Impairment of trade receivables (*) (Note 10)	—	—	—	—	—	—	—	—	(2,563)	(2,563)	—
Other financial assets	163	60	66	731	105	915	—	169	965	2,154	2,154
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,192	5,192	5,192
Total financial assets	1,237	310	1,183	2,469	927	4,254	18	169	18,476	23,844	23,844
(*) For comparative purposes, and considering the impact of the IFRS 9 application in the impairment of trade receivables, short-term trade receivables are included in the breakdown of financial assets by category as of December 31, 2017.

Telefónica, S.A. 32

Condensed consolidated interim financial statements 2018

The opening balance as of January 1, 2018, after the impacts of the first application of IFRS 9 (see notes 2 and 3), are as follows:

January 1, 2018
Millions of euros	Balance at December 31, 2017	First application of IFRS 9 impact	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
			Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets	7,771	(184)	1,118	250	511	631	1,738	822	3,408	18	3,339	7,587	7,587
Investments	650	—	19	—	—	631	—	567	83	—	—	650	650
Credits and other financial assets	1,183	—	25	250	442	—	—	86	613	18	466	1,183	1,183
Deposits and guarantees	2,625	—	—	—	—	—	—	—	—	—	2,625	2,625	2,625
Derivative instruments	2,812	—	1,074	—	—	—	1,738	169	2,643	—	—	2,812	2,812
Trade receivables	638	(191)	—	—	69	—	—	—	69	—	378	447	317
Impairment of trade receivables	(137)	7	—	—	—	—	—	—	—	—	(130)	(130)	—
Current financial assets	16,073	(20)	805	60	488	—	731	105	1,979	—	13,969	16,053	16,053
Trade receivables	11,290	85	577	—	487	—	—	—	1,064	—	10,311	11,375	8,707
Impairment of trade receivables	(2,563)	(105)	—	—	—	—	—	—	—	—	(2,668)	(2,668)	—
Other current financial assets	2,154	—	228	60	1	—	731	105	915	—	1,134	2,154	2,154
Cash and cash equivalents	5,192	—	—	—	—	—	—	—	—	—	5,192	5,192	5,192
Total financial assets	23,844	(204)	1,923	310	999	631	2,469	927	5,387	18	17,308	23,640	23,640
The main impacts of the first application of IFRS 9 at January 1, 2018 are the following:

•
Impact of 204 million euros (with counterpart in reserves net of tax impact) corresponding to the increase of impairment of trade receivables classified at amortized cost (183 million euros) and the decrease of the book value of trade assets classified at fair value (21 million euros).

In addition, according to the new categories introduced by IFRS 9, the following reclassifications have been recorded:

•
Reclassification of trade receivables associated with portfolios whose business model is based on a combination of held to collect contractual cash flows and sell the financial asset, or only to sell, valued as financial assets at amortized cost as of December 31, 2017, to financial assets at fair value through comprehensive income and fair value through profit or loss amounting to 556 and 598 million euros respectively. The impact on the book value of these assets was a decrease of 21 million euros as of January 1, 2018, previously mentioned. On the other hand, the first application impact of non-current trade receivables amounting to

Telefónica, S.A. 33

Condensed consolidated interim financial statements 2018

191 million euros, mainly includes the reclassification of part of trade receivables classified as financial assets at amortized cost as of December 31, 2017, to the category of financial assets at fair value through profit or loss according to the business model determined in accordance with IFRS 9 (commercial portfolio sales operations) and it is presented in the short-term at its fair value.

•
Reclassification of held-to-maturity investments as of December 31, 2017 to the category of financial assets at amortized cost (169 million euros). The Group intends to hold these assets until maturity to collect the contractual cash flows, which correspond to payment of principal and interest. There has been no impact on the book value of these assets due to the application of IFRS 9.

•
Reclassification of the investments, classified as available-for-sale financial assets at December 31, 2017, to the categories of financial assets at fair value through other comprehensive income, equity instruments (631 million euros) and financial assets at fair value through profit or loss (19 million euros). Impairment losses from previous years corresponding to these assets at fair value through other comprehensive income, recorded at December 31, 2017 in retained earnings, have been reclassified to other comprehensive income in equity, in the line of adjustments on initial application of new reporting standards.

•
Reclassification of the rest of financial assets classified as available for sale at December 31, 2017, to financial assets at fair value through other comprehensive income, debt instruments (443 million euros) and to financial assets at fair value through profit or loss (90 million euros), without impact on the accounting valuation of these financial assets.

Telefónica, S.A. 34

Condensed consolidated interim financial statements 2018

The breakdown of financial assets of the Telefónica Group at June 30, 2018 is as follows:

June 30, 2018
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 9)	982	282	496	640	1,920	973	3,327	20	3,789	8,109	8,109
Investments	22	—	—	640	—	568	94	—	—	662	662
Credits and other financial assets	26	282	437	—	—	264	461	20	1,325	2,070	2,070
Deposits and guarantees	—	—	—	—	—	—	—	—	2,162	2,162	2,162
Derivative instruments	934	—	—	—	1,920	141	2,713	—	—	2,854	2,854
Trade receivables	—	—	59	—	—	—	59	—	444	503	361
Impairment of trade receivables	—	—	—	—	—	—	—	—	(142)	(142)	—
Current financial assets	746	16	521	—	559	142	1,700	—	12,683	14,525	14,525
Trade receivables (Note 10)	476	—	520	—	—	3	993	—	10,025	11,021	8,311
Impairment of trade receivables (Note 10)	—	—	—	—	—	—	—	—	(2,710)	(2,710)	—
Other current financial assets	270	16	1	—	559	139	707	—	1,706	2,552	2,552
Cash and cash equivalents	—	—	—	—	—	—	—	—	3,662	3,662	3,662
Total financial assets	1,728	298	1,017	640	2,479	1,115	5,027	20	16,472	22,634	22,634
At June 30, 2018 there were deposits related to the collateral guarantees on derivatives signed by Telefonica, S.A. and its counterparts for the credit risk management of derivatives amounting to 918 million euros (495 million euros corresponding to cross currency swap).

Telefónica, S.A. 35

Condensed consolidated interim financial statements 2018

Note 12. Financial liabilities
The composition of issues, loans and other payables, and derivative instruments, by category at June 30, 2018 and December 31, 2017 is as follows:

June 30, 2018
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	42,692	42,692	44,642
Loans and other payables	—	—	—	—	—	—	9,304	9,304	9,360
Derivative instruments	990	—	1,784	87	2,687	—	—	2,774	2,774
Total	990	—	1,784	87	2,687	—	51,996	54,770	56,776

December 31, 2017
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,694	43,694	47,166
Loans and other payables	—	—	—	—	—	—	8,900	8,900	9,010
Derivative instruments	1,180	—	1,972	80	3,072	—	—	3,152	3,152
Total	1,180	—	1,972	80	3,072	—	52,594	55,746	59,328

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at June 30, 2018 and December 31, 2017 as a result of fair value interest rate and exchange rate hedges.
The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2017.
Net financial debt as of June 30, 2018 includes a positive value of the derivatives portfolio for a net amount of 787 million euros. In this amount, 238 million euros are due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency.
The Group has entered into agreements to extend payment terms with various suppliers, or with factoring companies when such payments are discounted. The corresponding amount pending payment is recognized in “Loans and other payables” (174 million euros as of June 30, 2018 and 153 million euros as of December 31, 2017). The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow amounts to 230 million euros (841 million euros in the first half of 2017) and includes the payments related to financed spectrum licences amounting to 44 million euros (219 million euros in the same period of 2017) and payments to suppliers or with factoring companies with extended terms amounting to 186 million euros (622 million euros in the first half of 2017).
As of June 30, 2018, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 12,733 million euros (of which 12,282 million euros maturing in more than twelve months).

Telefónica, S.A. 36

Condensed consolidated interim financial statements 2018

The description of the main issues or cancellations in the first half of 2018 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (millions euros)	Interest rate	Listing Market
Telefónica Emisiones, S.A.U.	XS1756296965	Issue	Bond	01/22/2018	1,000	EUR	1,000	1.447%	London
Telefónica Emisiones, S.A.U.	US87938WAV54	Issue	Bond	03/06/2018	750	USD	644	4.665%	New York
Telefónica Emisiones, S.A.U.	US87938WAW38	Issue	Bond	03/06/2018	1,250	USD	1,073	4.895%	New York
Telefónica Germany & Co. OHG	various	Issue	Schuldschein	03/19/2018	175	EUR	175	2.506% (1)	n/a
Telefónica Emisiones, S.A.U.	XS0241946044	Redemption	Bond	02/02/2018	(750)	GBP	(854)	5.375%	London
Telefónica Emisiones, S.A.U.	XS0746276335	Redemption	Bond	02/21/2018	(1,500)	EUR	(1,500)	4.797%	London
Telefónica Emisiones, S.A.U.	US87938WAQ69	Redemption	Bond	04/27/2018	(1,250)	USD	(1,036)	3.192%	New York
Telefónica, S.A.	various	Issue	Promissory Note	various	196	EUR	196	(0.205)%	n/a
Telefónica, S.A.	various	Redemption	Promissory Note	various	(204)	EUR	(204)	(0.155)%	n/a
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	2,988	EUR	2,988	(0.280)%	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(3,100)	EUR	(3,100)	(0.228)%	n/a
(1) Maximum coupon
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

Telefónica, S.A. 37

Condensed consolidated interim financial statements 2018

Interest-bearing debt arranged in the first half of 2018 includes mainly the following:

Description	Limit 06/30/2018 (millions euros)	Currency	Outstanding balance 06/30/2018 (millions euros)	Arrangement date	Maturity date	Drawndown January-June 2018 (million euros)	Repayment January-June (million euros)
Telefónica, S.A.
Syndicated (*)	5,500	EUR	-	03/15/18	03/15/23	-	-
Bilateral loan	100	EUR	100	11/24/17	01/30/26	100	-
Bilateral loan	100	EUR	100	12/28/17	10/22/20	100	-
Bilateral loan	385	EUR	385	12/20/17	07/22/19	385	-
Telxius Telecom, S.A.
Syndicated facility	300	EUR	289	12/01/17	12/01/22	289
(*) On 03/15/18 Telefónica, S.A. executed a syndicated facility agreement for an aggregate amount of 5,500 million euros which unifies and replaces two existing revolving credit facilities: a revolving credit facility for 3,000 million euros with maturity in February 2021, and a credit facility of 2,500 million euros with maturity in February 2022. The facility agreement matures in 2023, with two annual extension options, at the request of Telefónica, for a maximum maturity in 2025.

Note 13. Payables and other non-current liabilities
The breakdown of "Payables and other non-current liabilities" of the Telefónica Group at June 30, 2018 and December 31, 2017 is as follows:

Millions of euros	06/30/2018	12/31/2017
Payables	714	900
Trade payables	86	86
Payables to suppliers of property, plant and equipment	11	5
Debt for spectrum acquisition	516	569
Other payables	101	240
Other non-current liabilities	1,109	787
Contractual liabilities (Note 15)	653	—
Deferred revenue (see Note 15)	320	774
Tax payables	136	13
Total	1,823	1,687

Telefónica, S.A. 38

Condensed consolidated interim financial statements 2018

Note 14. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" of the Telefónica Group at June 30, 2018 and December 31, 2017 is as follows:

Millions of euros	06/30/2018	12/31/2017
Payables	13,825	13,536
Trade payables	7,867	7,943
Payables to suppliers of property, plant and equipment	3,147	3,580
Debt for spectrum acquisition	131	172
Other payables	961	1,115
Dividends pending payment	1,368	235
Payables to associates and joint ventures (Note 7)	351	491
Other current liabilities	1,660	1,559
Contractual liabilities (Note 15)	1,232	—
Deferred revenue (see Note 15)	137	1,387
Advances received	291	172
Total	15,485	15,095

Note 15. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and the capitalized costs in the first half of 2018 is as follows:

Millions of euros	Balance at 12/31/2017	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 06/30/2018
Long-term contractual assets (Note 9)	—	62	58	—	(51)	—	69
Contractual assets	—	72	58	—	(51)	—	79
Impairment losses	—	(10)	—	—	—	—	(10)
Short-term contractual assets (Note 10)	—	341	356	(379)	55	(5)	368
Contractual assets	—	356	360	(380)	55	(6)	385
Impairment losses	—	(15)	(4)	1	—	1	(17)
Total	—	403	414	(379)	4	(5)	437

Telefónica, S.A. 39

Condensed consolidated interim financial statements 2018

Millions of euros	Balance at 12/31/2017	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 06/30/2018
Non-current capitalized costs (Note 9)	—	172	182	—	(168)	(1)	185
Of obtaining a contract	—	170	168	—	(162)	(1)	175
Of fulfilling a contract	—	2	14	—	(6)	—	10
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 10)	—	544	211	(370)	168	(4)	549
Of obtaining a contract	—	526	197	(354)	162	(4)	527
Of fulfilling a contract	—	18	14	(16)	6	—	22
Impairment losses	—	—	—	—	—	—	—
Total	—	716	393	(370)	—	(5)	734
The movement of contractual liabilities of contracts with customers in the first half of 2018 is as follows:

Millions of euros	Balance at 12/31/2017	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 06/30/2018
Long-term contractual liabilities	—	105	292	(138)	393	1	653
Short-term contractual liabilities	—	99	4,303	(4,345)	1,189	(14)	1,232
Total	—	204	4,595	(4,483)	1,582	(13)	1,885
The “transfers” column shows amounts relating to contractual liabilities reclassified from the “Deferred revenue” (see notes 13 and 14) line item to reflect the new terminology of IFRS 15. Contract liabilities relate to unperformed performance obligations mainly referred to IRU contracts, prepaid airtime, set up fees and other prepaid services. The most significant portion of the amounts presented as non-current will be recognised as revenues within 24 months and up to 10 years.

Note 16. Average number of Group employees
The average number of Group employees in the first six months of 2018 and 2017 is as follows:

Average number of employees	June 2018	June 2017
Males	76,181	78,760
Females	46,382	47,628
Total	122,563	126,388

Telefónica, S.A. 40

Condensed consolidated interim financial statements 2018

Note 17. Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	January- June 2018	January- June 2017
Leases	555	531
Other external services	5,775	5,884
Taxes other than income tax (see Note 9)	41	668
Change in trade provisions and impairment of trade receivables with changes in equity	416	458
Losses on disposal of fixed assets and changes in provisions for fixed assets	16	26
Goodwill impairment (Note 6)	108	—
Other operating expenses	198	199
Total	7,109	7,766

Note 18. Income tax
The deviation in the first six months of 2018 and 2017 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group's regular evaluation of the recoverability of deferred tax assets.
Thus, in the first half of 2018, deferred tax assets for temporary differences of Telefónica Móviles Mexico amounting to 294 million euros were derecognized (with a balancing entry in Corporate income tax), mainly due to a change in the assumptions used within the existing tax framework, that affect the time horizon in which the Group expects to recover the assets.
Tax deductibility of financial goodwill (Article 12.5)
In relation with the goodwill amortized for tax purposes corresponding to the purchase of certain companies, mainly VIVO, the Group decided to continue provisioning the amount of the goodwill amortized for tax purposes, for a total amount of 249 million euros at June 30, 2018 (215 million euros at December 31, 2017).

Note 19. Other information
Litigation
With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2017 from that date to the date of authorization for issue of these interim financial statements are as follows:
Claim by Entel against Telefónica de Argentina, S.A.
On February 22, 2018, Entel submitted the new interest calculations required by the judge, claiming for an amount of 1,689 million of Argentine pesos (approximately 50 million euros).

Telefónica, S.A. 41

Condensed consolidated interim financial statements 2018

On March 15, 2018, the judge decided to suspend any potential execution that Entel could promote against Telefónica Argentina, S.A. ("TASA") until the exceptional appeal filed by TASA before the Argentine Supreme Court is resolved.
Other proceedings
In accordance with the internal investigations covering possible violations of anti-corruption laws, and in relation to the information on such investigations reported in Note 21.b) to the consolidated annual financial statements for the year ended December 31, 2017, there are not relevant developments to be reported.
Commitments
The main developments with regard to commitments and information reported in this connection in Note 21.c) to the consolidated financial statements for the year ended December 31, 2017 from that date to the date of authorization for issue of these interim financial statements are as follows:
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
The Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider was amended on May 11, 2018.
As a result of this amendment, from January 1, 2018, the payment obligation for failure to meet the annual turnover commitment will be calculated for each year of the agreement but will only be liquidated upon termination of the agreement. Such payment will be due only if, after adding certain potential amounts agreed between the parties and deducting other commercial commitments of Atento in favor of the Telefonica Group, the result is positive to Atento.
Telefónica Latinoamérica Holding, S.L. as strategic partner of Colombia Telecomunicaciones, S.A. ESP
Pursuant to the exercise by Colombian Government of its right to require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange, on March 22, 2018, and upon request of the Government of Colombia, the General Shareholders Meeting of Colombia Telecomunicaciones, S.A. ESP approved to apply for the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange. Telefónica is under no obligation whatsoever to purchase or transfer any of its shares in Colombia Telecomunicaciones, S.A. ESP, either as a result of the shareholders´resolution, or a result of the register in the National Securities and Issuer’s Registry or in the Colombia Stock Exchange. Following the registration in the National Securities and Issuer’s Registry on May 10, 2018, the Colombia Stock Exchange approved the conditional registration of the shares of Colombia Telecomunicaciones, S.A. ESP on May 23, 2018, subject to the effective fulfillment by the Colombian Government of the issuance of a first public tender offer to the so-called solidarity sector (“sector solidario”) pursuant to Law 226 of 1995 (December 20), which develops article 60 of the Colombian Constitution on the disposal of national property in share capital, the adoption of measures to democratize such property and other relevant provisions. Should such condition be met before August 23, 2018, the registration of the shares of Colombia Telecomunicaciones, S.A. ESP in the Colombia Stock Exchange shall take place automatically. However, should such condition not be met before August 23, 2018, the registration of the shares of Colombia Telecomunicaciones, S.A. ESP in the Colombia Stock Exchange will not take place.
Commitments derived from the agreements reached for the acquisition of football related rights
On June 25, 2018 Telefónica was provisionally awarded with the broadcasting rights of all football matches of the First Division Soccer League National Championship for the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5.
The award was made for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which means a slight deflation over the last season of the previous cycle.

Telefónica, S.A. 42

Condensed consolidated interim financial statements 2018

The direct award to Telefónica of these rights for the new cycle allows the operator to decide, design and develop the contents, which will have the Movistar hallmark as of the 2019-2020 season.
Additionally, on June 28, 2018, Telefónica Audiovisual Digital, S.L.U. ("Telefónica") and Mediaproducción, S.L.U. ("Mediapro"), reached an agreement by which Telefónica has acquired the exploitation rights by means of pay television of matches from "UEFA Champions League" and "UEFA Europa League" competitions corresponding to the three seasons 2018/19, 2019/20 and 2020/21. Those matches can be included in thematic channels produced by Telefónica for its selling to private or residential clients.
The license granted to Telefónica has been given on exclusive basis with the exception of certain matches of "UEFA Europa League" that Mediapro has reserved for its broadcast on free-to-air television along with highlights programs of both competitions.
The total price agreed for the three seasons indicated amounts to 1,080 million euros, at a rate of 360 million euros per season.
Telefónica may sublicense the referred rights to other operators interested in this content.
The agreement signed with Mediapro also includes a revenue share of the advertising incomes related to the new channels that will be launched in the coming weeks. These channels will have Movistar´s hallmark.
However, the aforementioned license is currently subject to UEFA´s approval, so that the effectiveness of the agreement between Mediapro and Telefónica is still subject to said condition precedent. Telefónica trusts that such approval will be granted in the very near future, and it will be reported, as soon as it is obtained.

Note 20. Events after the reporting period
The following events regarding the Telefónica Group took place between the reporting date and July 25, 2018:
Financing

•
On July 5, 2018, O2 Telefónica Deutschland Finanzierungs GmbH issued notes in an aggregate amount of 600 million euros. The notes mature on July 5, 2025, with an annual coupon of 1.75% and are guaranteed by Telefónica Deutschland Holding AG.

•	On July 17, 2018, Telefónica, S.A. made an early repayment of 500 million euros from its bilateral loan of 1,500 million euros, originally scheduled to mature on June 26, 2019.

•	On July 18, 2018, Telefónica Europe, B.V. drew down 750 million euros of its structured financing of 1,500 million euros signed on November 28, 2016 and maturing in 2024.
Hyper-inflation in Argentina
In the recent years, the Argentine economy has shown high rates of inflation. Therefore, the Group has periodically assessed the quantitative and qualitative indicators of inflation in the country in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.
After several months in a declining trend, the inflation in Argentina increased significantly in the second quarter of 2018. Although inflation data has not been consistent in recent years and several indexes have coexisted, the data suggest that the three-year cumulative inflation recently exceeded 100%, the quantitative reference established by IAS 29. The qualitative indicators are currently inconclusive.
Therefore, the Group will explore the application of hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information of periods ended after July 1, 2018.

Telefónica, S.A. 43

Condensed consolidated interim financial statements 2018

The contribution of the Group operating companies in Argentina, included in the Telefónica Hispam Sur segment, is shown below:

Million euros	January-June 2018
Revenues	1,458
OIBDA	463
Depreciation and amortization	(150)
Operating income	313
Capital expenditures (CapEx)	254
June 30, 2018
Fixed assets	1,136
Total allocated assets	2,070
Total allocated liabilities	949

Note 21. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica, S.A. 44

2018 Interim consolidated management Report

Interim Consolidated Management Report
Telefónica Group
In the first six months of 2018 we advanced further in the execution of our strategic priorities set out for 2018. In connectivity we continued to grow our value accesses at a significant pace, which translated into higher average revenue and greater customer loyalty, associated with a continuously increasing demand for data and personalised offers. As a result, all our business units grew in revenues and OIBDA in organic terms, excluding the negative impact of regulation. Additionally, we further strengthened our positioning as a Platform Company by having taken a step forward in our digital transformation, leveraging on digitalisation and data monetisation, and continue leading in innovation with the launch of Aura in 6 countries. We believe that the capacity to radically transform our network, to create a digital eco system around the customer, to establish the digitalization as the main focus for generating efficiencies, as well as being at the forefront of cognitive intelligence, are key in a sustainable digital future.
Furthermore, revenues, OIBDA and OpCF grew organically and net debt continued to decrease. This semester’s results are in line with our expectations and allow us to reiterate our objectives set for the year.
It is important to note that reported variations in the first semester of 2018 consolidated financial results reflected the adoption of IFRS 15 and 9 (the financial results in the same period of 2017 are reported under prior accounting standards). Organic variations excluded the impact of the accounting change to IFRS 15 in 2018 results (-€27M in revenues; +21M in OIBDA). The accounting change to IFRS 9 had no significant impact on the results.
In the first semester of 2018, OIBDA totaled 8,102 million euros, down 0.9% year-on-year in reported terms, negatively impacted by the foreign exchange rates (-10.0 p.p.), the negative impact of the impairment of goodwill in Telefónica México (108 million euros) and the recognition of provisions related to certain regulatory contingencies in 2018 in Telefónica Brazil (106 million euros), which are partially offset by the effect of the favorable judicial decision related to the exclusion of ICMS from the taxable amount of PIS/COFINS in Telefónica Brazil (485 million euros in OIBDA). In organic terms, OIBDA was up 3.7%, mainly due to the higher revenues in Telefónica United Kingdom, Telefónica Hispam Sur, mainly in Argentina, Telefónica Brazil and additionally, greater cost efficiencies.
The evolution of the foreign exchange rates in the first six months of 2018 had a negative impact on the main financial metrics specially due to the depreciation against euro of the Brazilian real and Argentinian peso. Thus, currencies dragged 8.7 percentage points to the y-o-y revenue growth and 10 percentage points to the y-o-y OIBDA growth in the first six months of 2018.
Telefonica’s total accesses totaled 357.5 million as of June 30, 2018, decreasing by 0.7% year-on-year, mainly as a result of the reduction of the prepaid base in Telefónica Germany (explained by a low demand as a result of regulatory changes introduced in 2017), Telefónica Brazil (explained by the competitive environment) and to a lesser extent in Telefónica Argentina. During first half of 2018 higher-value services continued increasing their weight. As such, i) LTE customers totaled 107 million customers (+31% y-o-y), with net additions of 9.0 million and a penetration of 42% (+10 p.p. y-o-y); ii) mobile contract accesses stood at 119.7 million (+6.3% y-o-y) and accounted for 44% of the total mobile accesses (+2.9 p.p. y-o-y); iii) smartphones (+5.6% y-o-y; 163.9 million) achieved a penetration of 65.3% (+4.4 p.p. y-o-y) and net additions of 5.2 million during first half of 2018; and iv) FTTx and cable customers (12.2 million) grew by 23% compared to June 30, 2017, accounting for 57% of total fixed broadband accesses (+10 p.p. y-o-y).
The below table shows the evolution of Group accesses in the first half of 2018 compared to the first half of 2017:

Telefónica, S.A. 45

2018 Interim consolidated management Report

ACCESSES
Thousands of accesses	June 2017	June 2018	%Reported YoY
Fixed telephony accesses (1)	37,488.4	35,973.3	(4.0%)
Internet and data accesses (2)	21,697.3	21,911.5	1.0%
Broadband (3)	21,240.4	21,460.2	1.0%
FTTx/Cable	9,960.5	12,216.0	22.6%
Mobile accesses	273,886.6	271,901.0	(0.7%)
Prepay	161,271.6	152,234.0	(5.6%)
Contract	112,615.0	119,667.0	6.3%
M2M	15,009.9	17,623.4	17.4%
Pay TV	8,274.9	8,736.1	5.6%
Final Clients Accesses	341,347.3	338,521.8	(0.8%)
Wholesale Accesses	18,507.4	18,966.5	2.5%
Fixed wholesale accesses	4,887.2	4,082.6	(16.5%)
Mobile wholesale accesses (4)	13,620.2	14,883.9	9.3%
Total Accesses	359,854.7	357,488.4	(0.7%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
(3) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.
(4) Mobile wholesale accesses information has been included since the first quarter 2018 and is also given for comparative purposes from January 2017.

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.
Mobile accesses totaled 271.9 million as of June 30, 2018, down 0.7% compared to June 30, 2017, where the decrease in prepay accesses (explained by the high competitive intensity not followed by Movistar in the markets to avoid damaging the quality levels of the network avoiding unlimited voice and data offers) is compensated by the postpaid segment accesses growth, up by 6.3% year-on-year, that increase their weight over total mobile accesses up to 44% (+2.9 p.p. year-on-year).
Smartphone accesses continue growing (up 5.6% year-on-year), totaling 163.9 million accesses as of June 30, 2018 and reaching a penetration rate over total accesses of 65.3% (+4.4 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.
Fixed broadband accesses stood at 21.5 million at June 30, 2018, up 1% year-on-year. Fiber accesses stood at 12.2 million at June 30, 2018, growing 23% compared to June 30, 2017.
TV accesses totaled 8.7 million as of June 30, 2018, up 5.6% year-on-year driven by higher TV accesses in Telefónica Spain and Telefónica del Peru.

Telefónica, S.A. 46

2018 Interim consolidated management Report

Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the first half of 2018 and 2017:

	First half				Variation
Consolidated Results	2017		2018		2018 vs 2017
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	26,091	100.0%	24,334	100.0%	(1,757)	(6.7%)
Other income	709	2.7%	680	2.8%	(29)	(4.1%)
Supplies	(7,362)	(28.2%)	(6,678)	(27.4%)	684	(9.3%)
Personnel expenses	(3,493)	(13.4%)	(3,125)	(12.8%)	368	(10.5%)
Other expenses	(7,766)	(29.8%)	(7,109)	(29.2%)	657	(8.5%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	8,179	31.3%	8,102	33.3%	(77)	(0.9%)
Depreciation and amortization	(4,809)	(18.4%)	(4,405)	(18.1%)	404	(8.4%)
OPERATING INCOME	3,370	12.9%	3,697	15.2%	327	9.7%
Share of (loss) income of investments accounted for by the equity method	3	0.0%	5	0.0%	2	57.4%
Net financial expense	(1,197)	(4.6%)	(383)	(1.6%)	814	(68.0%)
PROFIT BEFORE TAX	2,176	8.3%	3,319	13.6%	1,143	52.5%
Corporate income tax	(520)	(2.0%)	(1,298)	(5.3%)	(778)	149.6%
PROFIT FOR THE PERIOD	1,656	6.3%	2,021	8.3%	365	22.0%
Attributable to equity holders of the Parent	1,600	6.1%	1,739	7.1%	139	8.6%
Attributable to non-controlling interests	56	0.2%	282	1.2%	226	n.m.
Note:
n.m: non meaningful.

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2018/2017 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2017 for the two periods, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period).

Foreign exchange rates had a negative impact on our reported 2018 results, mainly due to the depreciation versus the euro of the Brazilian real and the Argentine peso.
Foreign exchange effects decreased revenue growth by 8.7 percentage points and OIBDA growth by 10.0 percentage points.

Telefónica, S.A. 47

2018 Interim consolidated management Report

•
Changes in the scope of consolidation: we have excluded the impact of changes in the consolidation perimeter of the first half of 2018 compared to the same period of the previous year. The main changes in the consolidation perimeter was the inclusion of the Colombian companies Telebucaramanga, Metrotel and Optecom since October 2017. No significant changes took place in the scope of consolidation of the Group in the six months ended June 30, 2018.

To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2017 comparative figures include the results of Telebucaramanga, Metrotel and Optecom from January 1 to June 30, 2017.

•	Impairment of goodwill: the impairment losses on goodwill are not included in the organic variations.
In the first half of 2018, the impact of the impairment of the goodwill allocated to Telefónica Móviles México, amounting to 108 million euros, is excluded. In the first half of 2017 there were not impairment of goodwill.

•	Restructuring costs: we have excluded the impact in the first half of 2017 and 2018 of the costs related to restructuring processes.
In the first half of 2018, the restructuring costs totaled 64 million euros of impact in OIBDA, mainly relating to Telefónica Germany (32 million euros) and Telefónica Brazil (28 million euros).
In the first half of 2017, these restructuring costs totaled 113 million euros of impact in OIBDA, mainly relating to Telefónica Spain (76 million euros) and Telefónica Germany (30 million euros).

•
Results of tower sales: the capital gains from sale of towers were excluded. These gains amounted to 8 million euros in the first half of 2018 and 0.3 million euros in the first half of 2017, mainly in the Hispam Norte segment.

•
Judicial decision related to the exclusion of ICMS from the taxable amount of PIS/COFINS: the organic variations exclude the positive impact in the first half of 2018 (485 million euros) corresponding to the judicial decision of the Brazilian Supreme Court about the exclusion of ICMS (indirect tax) from the taxable amount of the PIS/COFINS tax.

•	Contingencies: the impact of the provision of certain contingencies of Telefónica Brazil is excluded in the first half of 2018, amounting to 106 million euros.

•
IFRS 15 impact: the organic variations exclude the impact of IFRS 15 in the first half of 2018. IFRS 15 decreased revenue growth by 0.1 percentage points and increased OIBDA growth by 0.3 percentage points.

•	Spectrum acquisition: the organic variation of CapEx excludes the impact of spectrum acquisitions in 2018 and 2017.
In the first half of 2018, these acquisitions totaled 595 million euros, of which 588 million euros correspond to Telefónica United Kingdom. As a result of its participation in the Principal Stage of the spectrum auction conducted in the United Kingdom, Telefónica UK Limited (O2 UK) was granted four blocks of 10 MHz in the 2.3 GHz spectrum band and eight blocks of 5 MHz in the 3.4 GHz band.
In the first half of 2017, these acquisitions totaled 4 million euros, mainly in Telefónica Hispam Norte.

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The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA- CapEx:

	YoY variation
TELEFÓNICA JUNE 2018	% Reported YoY	% Organic YoY

Revenues	(6.7%)	2.0%
Other income	(4.1%)	1.9%
Supplies	(9.3%)	3.0%
Personnel expenses	(10.5%)	(0.1%)
Other expenses	(8.5%)	0.0%
OIBDA	(0.9%)	3.7%
Operating income	9.7%	10.3%
CapEx	12.1%	5.5%
OpCF (OIBDA-CapEx)	(10.7%)	2.4%
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA JUNE 2018	Exchange rate effect	Perimeter change	Restructuring costs	Towers sales	Judicial decision PIS/COFINS	Contingencies	IFRS 15 impact	Impairments	Spectrum Acquisition
Revenues	(8.7)	0.1	—	—	—	—	(0.1)	—	—
Other income	(7.1)	0.2	—	1.3	—	—	(0.4)	—	—
Supplies	(6.6)	(0.0)	—	—	—	—	(5.6)	—	—
Personnel expenses	(9.3)	0.2	(1.6)	—	—	0.3	0.0	—	—
Other expenses	(8.9)	0.2	0.2	0.0	(7.5)	1.5	4.7	1.4	—
OIBDA	(10.0)	0.1	0.5	0.1	7.1	(1.6)	0.3	(1.3)	—
Operating income	(13.4)	0.0	1.3	0.3	17.3	(3.8)	0.6	(3.2)	—
CapEx	(10.6)	0.3	—	—	—	—	—	—	16.9
OpCF (OIBDA-CapEx)	(9.5)	0.0	0.9	0.2	12.5	(2.7)	0.5	(2.3)	(12.7)

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Results discussion
Net sales and services (revenues), in the first six months of 2018 totaled 24,344 million euros, decreasing in reported terms by 6.7% y-o-y, negatively impacted by the foreign exchange rates (-8.7 p.p). In organic terms, revenues rose 2.0% fostered by higher handset sales (+18.1%) and service revenues (+0.7%). The structure of the revenues reflects the diversification in the Company. The segments which contribute the most to Telefónica Group revenues in the first semester of 2018 and increase their contribution to Telefónica Group revenues compared to the first half of 2017 were Telefónica Spain that represents 25.7% (+ 1.9 p.p. versus the first semester of 2017), Telefónica Germany with 14.5% (+0.9 p.p. versus the first semester of 2017) and Telefónica United Kingdom representing 13.2% (+1 p.p. versus the first semester of 2017). It is followed by, although decreasing its contribution to Telefónica Group, Telefónica Brazil, which represents 21.5% (- 2.3 p.p. compared to the first semester of 2017), Telefónica Hispam Sur with 14.9% (-1.2 p.p. versus the first semester of 2017) and Telefónica Hispam Norte which represents 8.2% (-0.3 p.p. compared to the first semester of 2017).

•
Mobile business revenues totaled 15,329 million euros in the first half of 2018 (of which 13,037 million euros corresponded to service revenues and 2,292 million euros corresponded to handset revenues) down 5.6% year-on-year in reported terms. This decrease is mainly due to the impact of changes in foreign exchange rates (-9.3 p.p.) and the IFRS 15 impact (-0.2 p.p.). Excluding these impacts, the growth of the revenues from the mobile business was 3.9% due to higher revenues in Telefónica Hispam Sur, Telefónica Spain and Telefónica Brazil despite regulatory impacts in some operators of the Group.

•
Mobile service revenues totaled 13,037 million euros in the first half of 2018, down 9.3% year-on-year in reported terms due to the impact of changes in foreign exchange rates (-9.4 p.p.) and the IFRS 15 impact (-2.0 p.p.). Excluding these impacts, the growth would be 2.0% explained by higher data consumption.

•
Mobile data revenues totaled 8,106 million euros in the first half of 2018, down 4.5% in reported terms mainly due to the impact of changes in foreign exchange rates (-10.9 p.p.) and the IFRS 15 impact (-2.5 p.p.). Excluding this impact, the growth of mobile data revenues was 7.9% due to the popularization of the use of data, as more prepay commercial plans include data. Mobile data revenues accounted for 62% of mobile service revenues in June 2018, up 3.1 percentage points compared to the first six months of 2017 in reported terms.

•
Fixed revenues totaled 8,455 million euros in the first half of 2018, down 8.4% year-on-year in reported terms mainly due to the impact of changes in foreign exchange rates (-8.2 p.p.) and the IFRS 15 impact (+0.2 p.p.). Excluding these impacts, fixed revenues decreased 1.9%, affected mainly by the decrease of these revenues in Telefonica Spain and Telefonica Brazil.

Other income: mainly included own work capitalized in our fixed assets and profit from the sale of other assets. In the first six months of 2018, other income totalled 680 million euros, down 4.1% year-on-year in reported terms. In the first half of 2018, other income was affected negatively by exchange rate (-7.1 p.p.).
Total expenses which include supply costs, personnel costs and other expenses (principally external services and taxes), were 16,912 million euros in the first six months of 2018, down 9.2% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates (-8.1 p.p.). In organic terms, total expenses increased by 1.2% due to higher supplies. These costs are explained in detail below:

•
Supplies amounted to 6,678 million euros in the first six months of 2018, down 9.3% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates (-6.6 p.p.). In organic terms, supplies expenses increased by 3.0% year-on-year, mainly due to the intense competition in the market place with higher handset costs and the RLaH (Roaming Like at Home) impact in Europe, not fully compensated by the savings in interconnection costs.

•
Personnel expenses amounted to 3,125 million euros, down 10.5% year-on-year in reported terms as a result mainly of the impact of changes in foreign exchange rates (-9.3 p.p.) and the lower restructuring costs in 2018 (-1.6 p.p.). In organic terms, personnel costs decreased 0.1% year-on-year.

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The average headcount was 122,563 employees in the first six months of 2018, down 3.0% compared to the same period of 2017.

•
Other expenses amounted to 7,109 million euros in the first six months of 2018, down 8.5% year-on-year in reported terms. This decrease was mainly attributable to the impact of foreign exchange rates (-8.9 p.p.) and to the judicial decision related to the exclusion of ICMS from the taxable amount of PIS/COFINS (-7.5 p.p.), being these impacts compensated by higher IFRS 15 costs, higher contingencies in Brazil and the impairment of goodwill in Telefónica Hispam Norte. In organic terms, other expenses remain flat year-on-year (+0.0% y-o-y).

OIBDA was 8,102 million euros in the first six months of 2018, down 0.9% year-on-year in reported terms. In organic terms, OIBDA growth was 3.7% due to higher revenues in Telefónica United Kingdom, Telefónica Hispam Sur, mainly by Argentina, Telefónica Brazil and additionally, greater cost efficiencies.
OIBDA margin stood at 33.3% in the first half of 2018, up 1.9 percentage points compared to the first half of 2017 in reported terms.
By segments, it is worth mentioning the increase in the contribution of Telefónica Brazil which represents a 27.9% of the total OIBDA of the Telefónica Group, increasing 1.7 percentage points compared to June 2017, Telefónica Spain with 30.9% increasing 1.3 percentage points versus June 2017, followed by Telefónica United Kingdom with 10.9% (+0.5% p.p. versus June 2017) and Telefónica Germany which represents also 10.9% (+0.4 p.p. versus June 2017). On the other hand, Telefónica Hispam Sur decreases its contribution to 12.6% in June 2018 (-1.8 p.p. versus June 2017) and Hispam Norte with 5.4% (-2.1 p.p. versus first semester of 2017).
Depreciation and amortization amounted to 4,405 million euros in the first half of 2017, 8.4% lower than the same period of 2017 in reported terms, mainly affected by the exchange rate differences (-7.6 p.p.).
Operating income (OI) in the first six months of 2018, totaled 3,697 million euros, growing 9.7% compared to the first half of 2017 (+10.3% in organic terms).
Share of profit/loss of investments accounted for by the equity method in the first half was positive 5 million euros (3 million euros in the first half of 2017).
The net financial expenses totaled 383 million euros in the first half of 2018, and decreased in 68% on year-on-year basis in reported terms. This interannual variation is mainly due to the favorable judicial decision in Brazil PIS/Cofins in 2018 an the saving related to the debt reduction and its cost and the stake sales in Mediaset Premium y Prisa in 2017.
Corporate income tax in the first half of 2018 amounted to 1,298 million euros over an income before taxes of 3,319 million euros, implying an effective tax rate of 39.1%. The difference with the reported rate in the same period of 2017 (23.9%) is mainly explained by tax credits write-off in 2018 and higher registration of deferred tax assets in 2017.
As a result, Profit for the period attributable to equity holders of the Parent in the first half of 2018 amounted to 1,739 million euros (+8.6% year-on-year).
Profit attributable to non-controlling interests reached 282 million euros, 56 million euros in the first half of 2017, mainly due to better results attributed to non-controlling interests in Telefónica Brazil, Telefónica Germany and Colombia Telecomunicaciones and for the results attributed to non-controlling interests in Telxius after the sale of the 40% of the company during the last quarter of 2017.
Basic earnings per share totaled 0.29 euros in the first six months of 2018 (-0.8% year-on-year).
The Company continued focusing its investments primarily on growth and transformation projects (78.2% of total investment), driving network modernization and differentiation.
CapEx stood at 3,932 million euros in the first half of 2018 (+12.1% y-o-y in reported terms) and includes 595 million euros from spectrum acquisitions, mainly 588 million euros from spectrum acquisitions in Telefónica United Kingdom.

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Operating cash flow (OIBDA-CapEx) stood at 4,170 million euros in the first half of 2018, decreasing 10.7% compared to the same period of 2017 in reported terms.
Interest payments amounted to 986 million euros in the first half of 2018, increasing by 1.1% y-o-y, with an effective cost in June 2018 of 3.48%.
Tax payment amounts to 356 million euros in the first half of 2018 (537 million euros in the first half of 2017), due to higher tax refunds from previous years and the exchange rate effect.

Working capital consumed 985 million euros and reflected mainly Capex seasonality, prepayment of taxes and site rentals, and the effect of the judicial decision in Brazil (with impact in cash generation between 2019 and 2021), partially offset by the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or with the factoring company where those had been discounted.

This is an improvement of 359 million euros compared with the first half of 2017, mainly due to lower restructuring payments and seasonality impacts, partially offset by the judicial decision in Brazil.

Dividends paid to minority shareholders totaled 406 million in the first half of 2018, 151 million higher year-on-year, essentially due to Telxius dividend payments in the period.
As a result, the available cash flow to remunerate Telefónica, S.A.'s shareholders, to protect solvency levels (financial debt and commitments) and to accommodate strategic flexibility amounted to 1,548 million euros in the first half of 2018 (1,626 million euros in the same period of 2017).
Net financial debt stood at 43,593 million euros at the end of June and was reduced in 637 million euros compared to December 2017 through the free cash flow generation (1,548 million euros, including 619 million euros of spectrum payment, mainly in Telefónica the United Kingdom), the substitution of hybrid capital instruments (226 million euros) and other factors for a net amount of 546 million euros (among which 855 million euros are associated with the aforementioned favorable judicial decision in Brazil, 59 million euros due to the lower value in euros of the net debt in foreign currency and -368 million euros due to other impacts, including the lengthening of payment terms with suppliers or with the factoring company). On the other hand; i) the shareholder remuneration (1,186 million euros, including the payment of coupons for equity instruments), ii) commitments with employees (398 million euros) and iii) net financial investments (99 million euros), increased debt.

During the first half of 2018, Telefónica’s financing activity amounted to approximately 10,814 million euros equivalent (without considering the refinancing of commercial paper) and focused on maintaining a solid liquidity position, and refinancing and extending debt maturities (in an environment of low interest rates).

Meanwhile, Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of approximately 1,934 million euros at the end of June 2018.

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Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain of the first half of 2018 compared to the first half of 2017:

ACCESSES
Thousands of accesses	June 2017	June 2018	%Reported YoY
Fixed telephony accesses (1)	9,463.3	9,089.2	(4.0%)
Internet and data accesses (2)	6,044.4	6,050.1	0.1%
Broadband	6,020.1	6,032.0	0.2%
FTTH	3,213.5	3,667.5	14.1%
Mobile accesses	17,289.8	17,896.1	3.5%
Prepay	2,000.4	1,603.6	(19.8%)
Contract	15,289.4	16,292.5	6.6%
M2M	1,974.7	2,149.2	8.8%
Pay TV	3,666.8	3,934.9	7.3%
Final Clients Accesses	36,464.3	36,970.3	1.4%
Wholesale Accesses	4,377.8	4,035.1	(7.8%)
Fiber	539.7	1,158.9	114.7%
Total Accesses	40,842.1	41,005.4	0.4%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

During the first half of 2018, the commercial activity continues to rely on the differentiated assets of the Company, basically through the convergent offer “Movistar Fusión+” and through the "Más por Más” strategy, the Company continues to evolve the abovementioned offer and adapt it to incremental customer demand, highlighting: i) the increase in data included in all mobile lines included in Fusión; and ii) doubling the fiber speed from 50Mb to 100Mb in low speed bundles and from 300Mb to 600Mb in high speed bundles. In addition, in June 2018 O2 was born to give response to a segment that claims only communications and a simple offer with a premium service. The new operator is intended for a premium service segment with a simple offer, with only two tariffs: mobile and fiber-mobile.
Telefónica Spain had 41 million accesses as of June 30, 2018 (+0.4% compared to June 30, 2017), changing the downward trend of the previous year, explained by the increase of higher value accesses: mobile contract accesses, fiber accesses and TV accesses.
Consumer “Movistar Fusión”, with a customer base of 4.5 million with 4.2 million additional wireless lines to the base offer as of June 30, 2018, increasing 2.5% and 35.4% y-o-y respectively and contributing 86% of the fixed retail broadband customer base (+2 p.p. y-o-y) and 82% of the wireless contract customer base (+6 p.p. y-o-y). There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 38% of the customer base already using 600 Mb ultra-fast broadband and 89% of the customer base with Pay-TV as of June 30, 2018 (+19 p.p. y-o-y).
Fixed accesses decreased 4.5% y-o-y, with a net loss of 174 thousand accesses in the first half of the year 2018.
Retail broadband accesses totaled 6 million and increased 0.2% year-on-year at June 2018, with positive net adds of 12 thousand accesses during the first half of 2018, on the back of the growth in fixed broadband gross adds (16% year-on year) and the churn stabilization (1.6% as of June 30, 2018, +0.06 p.p. y-o-y).

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Fiber accesses reached 3.7 million customers (+14.1% compared to June 30, 2017), representing 61% of total broadband customers (+7 p.p. y-o-y) with net adds of 244 thousand accesses in the first semester of 2018. Ultra speed fiber accesses, with 600 Mb (with additional ARPU of 10 to 12 euros, including VAT) reached 2.2 million accesses (61% of total fiber accesses). At June 30, 2018 fiber deployment reached 20.2 million premises, 2.2 million more than at June 30, 2017, and continues to be the largest in Europe.
Total mobile accesses stood at 17.9 million as of June 30, 2018, increased by 3.5% compared to June 30, 2017, in spite of the strong decrease in prepay accesses (-20% y-o-y). The contract access base accelerated its growth during first half of 2018, growing by 6.6% year-on-year. Smartphone penetration as of June 30, 2018 stood at 78.7% of the mobile voice base (+4.8 p.p. y-o-y) and significantly boosted data traffic growth to 82% year-on-year due to higher number of customers with renewed portfolio containing superior data packages.
LTE network rollout continued to progress well and coverage reached approximately 97.4% (based on competitors’ estimate (sum of residents with LTE signal)) of the population at June 30, 2018, up 0.8 p.p. compared to June 30, 2017. As a result, LTE customer base reached 8.3 million customers as of June 30, 2018, +18.5% compared to June 30, 2017 with penetration of 52.5% (+7.0 p.p. y-o-y).
Pay-TV accesses reached 3.9 million at June 30, 2018, growing 7.3% year-on-year.
The table below shows the evolution of results in Telefónica Spain’s of the first half of 2018 compared to the first half of 2017:

Millions of euros
TELEFÓNICA SPAIN	June 2017	June 2018	% Reported YoY	% Organic YoY (3)
Revenues	6,226	6,265	0.6%	0.7%
Consumer (1)	3,273	3,336	1.9%	1.9%
Fusion	2,184	2,371	8.6%	8.6%
Out of Fusion	1,090	965	(11.4%)	(11.4%)
Corporate	1,710	1,715	0.3%	0.3%
Comunications	1,331	1,312	(1.5%)	(1.5%)
IT	379	403	6.4%	6.4%
Wholesale and Others (2)	1,078	1,035	(4.0%)	(4.0%)
Other income	186	174	(6.6%)	(6.6%)
Supplies	(1,672)	(1,738)	3.9%	3.9%
Personnel expenses	(1,121)	(995)	(11.2%)	(4.8%)
Other expenses	(1,194)	(1,199)	0.4%	0.4%
OIBDA	2,425	2,507	3.4%	0.4%
OIBDA margin	38.9%	40.0%	1.1 p.p.	(0.1 p.p.)
Depreciation and amortization	(850)	(816)	(4.0%)	(4.0%)
Operating income (OI)	1,575	1,691	7.4%	2.6%
CapEx	704	778	10.4%	10.4%
OpCF (OIBDA-CapEx)	1,720	1,729	0.5%	(3.5%)
Notes:.
(1) Consumer revenues include residential and SOHO revenues.
(2) Other includes wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

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Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate the first half of 2018 compared to the first half of 2017 variations in organic terms:

•
Restructuring costs: the impact of certain restructuring costs related to the Voluntary Suspension Plan in Telefónica Spain amounting to 76 million euros in the first half of 2017 were excluded. There were not restructuring costs in the first half of 2018 in Telefónica Spain.

•	IFRS 15 impact: the organic variations exclude the impact of IFRS 15 in the first half of 2018. IFRS 15 decreased revenue growth by 0.1 percentage points and OIBDA growth by 0.1 percentage points.
The table below shows the first half 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN JUNE 2018	% Reported YoY	% Organic YoY	Restructuring costs	IFRS 15 impact
Revenues	0.6%	0.7%	—	(0.1)
Other income	(6.6%)	(6.6%)	—	—
Supplies	3.9%	3.9%	—	—
Personnel expenses	(11.2%)	(4.8%)	(6.8)	—
Other expenses	0.4%	0.4%	—	0.0
OIBDA	3.4%	0.4%	3.1	(0.1)
CapEx	10.4%	10.4%	—	—
OpCF (OIBDA-CapEx)	0.5%	(3.5%)	4.4	(0.2)
Results discussion
Telefónica Spain's results continued to reflect the strategy focused on increasing customer value, which resulted in the growing penetration of high-value services. Year-on-year changes in the first half of 2018 present an increase in handset and service revenues as well as cost reductions.
Revenues in Telefónica Spain in the first six months of 2018 were 6,265 million euros, up 0.6% y-o-y in reported terms.

•
Consumer revenues (3,336 million euros in the first six months of the year 2018) grew by 1.9% y-o-y in reported terms, driven by ARPU and high value customer growth. It is worth highlighting the 8.6% y-o-y growth in reported terms in "Fusión" revenues (2,371 million euros) which more than offset the drop in "non-Fusión" revenues.

•
Business revenues (1,715 million euros in the first half of the year 2018) increased by 0.3% year-on-year in reported terms, given the good evolution of IT revenues that grew 6.4% y-o-y in reported terms.

•
Other include wholesale, subsidiaries and other revenues (1,035 million euros in the first half of the year 2018) decrease by 4% y-o-y in reported terms, mainly due to lower wholesale revenues from MVNOs and to the effect of regulatory changes applicable throughout first half of 2018, principally the reduction of mobile termination rates.

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Fusión ARPU reached 89 euros during first half of 2018, up 6.5% year-on-year in reported terms, boosted by the demand of higher value packages and the tariff revisions in the first half of 2018.
OIBDA amounted to 2,507 million euros in the first semester of 2018, up 3.4% year-on-year in reported terms where the restructuring costs effect (from 2017) represented 3.1 p.p. Excluding this impact, the y-o-y evolution would be 0.4% in organic terms.
OIBDA margin was 40% in the first half of 2018, up 1.1 percentage point year-on-year in reported terms.

TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom of the first half of 2018 compared to the first half of 2017:

ACCESSES
Thousands of accesses	June 2017	June 2018	%Reported YoY
Fixed telephony accesses (1)	281.3	296.1	5.3%
Internet and data accesses (2)	24.7	26.6	7.9%
Broadband	24.7	26.6	7.9%
Mobile accesses	25,139.7	24,758.7	(1.5%)
Prepay	9,427.4	8,858.3	(6.0%)
Contract (3)	15,712.3	15,900.3	1.2%
M2M	3,373.1	3,411.7	1.1%
Wholesale Accesses	6,859.0	7,340.0	7.0%
Mobile wholesale accesses (4)	6,859.0	7,340.0	7.0%
Total Accesses	32,304.6	32,421.4	0.4%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
(3) Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.
(4) Mobile Wholesale accesses information has been included since the first quarter 2018 and is also given for comparative purposes from January 2017.

During the first six months of 2018 despite the competitive environment, Telefonica United Kingdom remained as the favorite operator by UK customers, which has been underpinned by the strength of the O2 brand, successful commercial propositions and customer loyalty, factors that allowed the Company to deliver continued strong customer growth in a competitive market.
Total accesses growth remains flat year-on-year standing at 32,4 million by the end of June 2018.
Contract mobile accesses increased by 1.2% y-o-y to 15.9 million by the end of June 2018 increasing their proportion over the total mobile accesses to 64.2%. Mobile net loss in the first six months of 2018 reached 245 thousand accesses driven by higher volatility in the prepay inactive base. Smartphone penetration rose 4 percentage points year-on-year to 77.8%, with a flat growth of LTE customers base (-0.7% y-o-y growth and 12.5 million by June 30, 2018). LTE penetration represents now 58.6% of the mobile base.
Prepay accesses decreased by 6.0% y-o-y to 8.8 million customers by end of June 30, 2018 due to disconnections of inactive customers and market dynamics.

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The table below shows the evolution of Telefónica United Kingdom´s results of the first half of 2018 compared to the first half of 2017:

Millions of euros
TELEFÓNICA UNITED KINGDOM	June 2017	June 2018	% Reported YoY	% Organic YoY (1)
Revenues	3,208	3,223	0.5%	4.2%
Mobile Business	3,048	3,032	(0.5%)	7.7%
Mobile service revenues (2)	2,531	2,384	(5.8%)	2.4%
Other income	67	68	2.5%	4.8%
Supplies	(1,479)	(1,080)	(27.0%)	3.6%
Personnel expenses	(222)	(219)	(1.3%)	0.9%
Other expenses	(725)	(1,113)	53.8%	3.2%
OIBDA	849	879	3.5%	7.2%
OIBDA margin	26.5%	27.3%	0.8 p.p.	0.8 p.p.
Depreciation and amortization	(523)	(491)	(6.3%)	(4.2%)
Operating income (OI)	326	388	19.3%	25.5%
CapEx	434	987	127.4%	(6.1%)
OpCF (OIBDA-CapEx)	415	(107)	c.s.	21.0%
(1) See adjustments made to calculate organic variation below.
(2) Mobile service revenues include revenues from MVNOs since 1 January 2017, which were previously accounted as "Handset revenues and others"; these criteria are applied across Telefónica Group.
c.s.: change sign.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate the first half of 2018 and 2017 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2017 for both years.

The foreign exchange rate effect reduced revenue and OIBDA growth by 2.3 and 2.4 percentage points respectively.

•
Spectrum acquisitions: the organic variation of CapEx excludes the impact of spectrum acquisitions in the first half of 2018, which amounted to 588 million euros. In the first half of 2017 there was no impact related to this concept.

•	IFRS 15 impact: the organic variations exclude the impact of IFRS 15 in the first half of 2018. IFRS 15 decreased revenue growth by 1.4 percentage points and OIBDA growth by 1.3 percentage points.

•	Restructuring costs: we have excluded restructuring costs in the first half of 2018 amounting to 47 thousand euros.
The table below shows the first half 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM JUNE 2018	% Reported YoY	% Organic YoY	Exchange rate effect	Spectrum acquisition	IFRS 15 impact	Restructuring costs
Revenues	0.5%	4.2%	(2.3)	—	(1.4)	—
Other income	2.5%	4.8%	(2.3)	—	—	—
Supplies	(27.0%)	3.6%	(2.3)	—	(28.2)	—
Personnel expenses	(1.3%)	0.9%	(2.2)	—	—	0.0
Other expenses	53.8%	3.2%	(2.3)	—	52.9	—
OIBDA	3.5%	7.2%	(2.4)	—	(1.3)	0.0
CapEx	127.4%	(6.1%)	(2.1)	135.5	—	—
OpCF (OIBDA-CapEx)	c.s.	21.0%	(2.7)	(141.6)	(2.6)	0.0
Results discussion
Total revenues in the first half of 2018, increased by 0.5% year-on-year in reported terms to 3,223 million euros in spite of the depreciation of the sterling pound (decreased y-o-y variation by 2.3 p.p.) and the IFRS 15 impact (decreased y-o-y variation by 1.4 p.p.). In organic terms, the year-on-year growth would be 4.2% driven by higher service revenues.

•
Mobile service revenues reached 2,384 million euros in the first six months of 2018, decreasing by 5.8% in reported terms mainly due to the depreciation of the sterling pound (-2.2 p.p.) and the IFRS 15 impact (-6.0 p.p.). Excluding these impacts, mobile service revenues increased by 2.4% driven by the in-bundle tariffs growth indexed to inflation level (RPI "Retail Price Index").

Mobile ARPU fell by 6.8% year-on-year in reported terms mainly due to the depreciation of the sterling pound and the IFRS 15 impact. In organic terms, ARPU increased by 1.8% as a consequence of the positive impact of commercial strategies.

TELEFÓNICA UNITED KINGDOM	June 2017	June 2018	% YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	46,792	42,037	(10.2%)	(10.2%)
ARPU (EUR)	16.1	15.0	(6.8%)	1.8%
Prepay	7.1	6.9	(2.3%)	(0.1%)
Contract (1)	27.0	24.7	(8.5%)	1.3%
Notes:
(1) Excludes M2M.

OIBDA totaled 879 million euros in the first six months of 2018, increasing by 3.5% in reported terms mainly due to the depreciation of the sterling pound and the IFRS 15 impact. In organic terms, OIBDA would have risen 7.2% year-on-year driven by higher service revenues that offset the higher commercial investment.
OIBDA margin stood at 27.3% in the first semester of 2018, growing 0.8 percentage points against the first half of 2017.

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TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany of the first half of 2018 compared to the first half of 2017:

ACCESSES
Thousands of accesses	June 2017	June 2018	%Reported YoY
Fixed telephony accesses (1)	1,987.9	1,958.8	(1.5%)
Internet and data accesses (2)	2,297.2	2,251.1	(2.0%)
Broadband	2,082.4	2,048.5	(1.6%)
FTTx	959.9	1,329.7	38.5%
Mobile accesses	45,193.6	42,961.6	(4.9%)
Prepay	24,288.6	21,197.6	(12.7%)
Contract	20,905.0	21,764.0	4.1%
M2M	896.8	1,103.4	23.0%
Final Clients Accesses	49,478.7	47,171.6	(4.7%)
Wholesale Accesses	428.0	8.0	(98.1%)
Total Accesses	49,906.7	47,179.6	(5.5%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In the first half of 2018 Telefónica Germany maintained focus on stimulating data revenue growth and ARPU-up strategy. In a dynamic, but still rational market, Telefónica Germany has launched the new O2 Free portfolio (on June 5, 2018) with the opportunity to boost data to double volumes for just 5 euros per month, and O2 Connect for up to 10 devices with only one mobile phone number. Telefónica Germany delivered a solid set of results in the first six months of 2018 in line with full year objectives leveraging on the successful synergy capture and strong operational momentum.
The total access base fell 5.5% year-on-year and stood at 47.2 million at the end of June 2018, mainly driven by a 4.9% decrease in the mobile base (which reached 43.0 million).
The contract mobile customer base grew 4.1% year-on-year and reached 21.8 million accesses, increasing the share over the total mobile base up to 50.7%. Net adds reached 490 thousand accesses due to O2 Free tariffs and the continued contribution of partners (second brands associated) as a result of 4G offers. Smartphone penetration reached 63.5% of the total mobile access base, up 6 percentage points year-on-year driven by the continued growth of LTE customers (+15% y-o-y reaching 16.6 million at the end of June, 2018). LTE penetration reached 39.6% of the total mobile access base.
The prepay mobile customer base decreased 12.7% year-on-year to 21.2 million due to lower demand after regulatory changes introduced in 2017. Prepay posted a net loss of 683 thousand customers in the first half of the year 2018.
The retail broadband accesses was reduced in 24 thousand accesses in the January-June 2018 period, highlighting nevertheless, the strong demand of VDSL, with net adds of 178 thousand accesses in the first half of 2018 (+15.4% y-o-y). On the other hand, Wholesale DSL continued to fall due to the planned dismantling of the legacy infrastructure.

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The table below shows the evolution of Telefónica Germany’s results of the first half of 2018 compared to the first half of 2017:

Millions of euros
TELEFÓNICA GERMANY	June 2017	June 2018	% Reported YoY	% Organic YoY (1)
Revenues	3,542	3,525	(0.5%)	(0.8%)
Mobile Business	3,092	3,127	1.1%	0.8%
Mobile service revenues	2,610	2,598	(0.5%)	(0.7%)
Fixed Business	440	391	(11.2%)	(12.7%)
Other income	59	68	15.1%	15.1%
Supplies	(1,132)	(1,125)	(0.6%)	(0.6%)
Personnel expenses	(313)	(303)	(3.0%)	0.7%
Other expenses	(1,295)	(1,283)	(0.9%)	(1.4%)
OIBDA	861	882	2.4%	0.5%
OIBDA margin	24.3%	25.0%	0.7 p.p.	0.3 p.p.
Depreciation and amortization	(1,006)	(980)	(2.6%)	(2.6%)
Operating income (OI)	(145)	(98)	(32.5%)	(27.1%)
CapEx	435	424	(2.5)%	(2.3%)
OpCF (OIBDA-CapEx)	426	458	7.3%	3.2%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate the first half of 2018 and 2017 variations in organic terms:

•
Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. In the first half of 2018, restructuring costs had 32 million euros impact on OIBDA (30 million euros in the first half of 2017).

•	Spectrum acquisition: the CapEx organic variation exclude spectrum acquisition (1 million euros in the first half of 2017).

•	IFRS 15 impact: the organic variations exclude the impact of IFRS 15 in the first half of 2018. IFRS 15 increased revenue growth by 0.3 percentage points and OIBDA growth by 2.1 percentage points.

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The table below shows the first half of 2018 and 2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth.

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY JUNE 2018	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum acquisition	IFRS 15 impact
Revenues	(0.5%)	(0.8%)	—	—	0.3
Other income	15.1%	15.1%	—	—	—
Supplies	(0.6%)	(0.6%)	—	—	—
Personnel expenses	(3.0%)	0.7%	(3.7)	—	—
Other expenses	(0.9%)	(1.4%)	1.0	—	(0.6)
OIBDA	2.4%	0.5%	(0.2)	—	2.1
CapEx	(2.5%)	(2.3%)	—	(0.1)	—
OpCF (OIBDA-CapEx)	7.3%	3.2%	(0.5)	0.1	4.2
Results discussion
Total revenues were 3,525 million euros in the first half of 2018, with a year-on-year decrease of 0.5% in reported terms. In organic terms, the year-on-year evolution would decrease 0.8% due to lower service revenues.

•
Mobile service revenues totalled 2,598 million euros, decreasing 0.5% y-o-y in reported terms positively affected by IFRS 15 effect (which represented +0.3 p.p. in year-on-year evolution). Excluding this impact, the mobile service revenues would decrease 0.7% reflecting the headwinds from European roaming regulation impact, the ongoing customer base rotation as well as the increasing share of the partner segment (second brands and associates). Excluding the regulatory impact, mobile service revenues grew 0.5%. Data revenues decreased by 4.2% and accounted for 55% of mobile service revenues in the first half of 2018, decreasing 2.1 percentage points year-on-year. Non-P2P SMS data revenues amounted to 1,199 million euros (increasing 0.6% year-on-year), accounting for 84.1% of the total data revenues (+4.0 p.p. year-on-year).

•
Fixed revenues were 391 million euros in reported terms, down 11.2% year-on-year in reported terms positively affected by IFRS 15 (which represented +1.5 p.p. in year-on-year evolution). Excluding this impact, the fixed revenues would decrease 12.7% due to ongoing migration of the wholesale customer base.

Mobile ARPU was 9.9 euros (2.5% y-o-y), while contract ARPU stood at 14.8 euros (-4.5% y-o-y), as a result of the higher share of second brands in the customer base. Data ARPU was 5.5 euros (0% y-o-y).

TELEFÓNICA GERMANY	June 2017	June 2018	% Local Currency YoY
Voice Traffic (millions of minutes)	53,916	43,430	(19.4%)
ARPU (EUR)	9.6	9.9	2.5%
Prepay	5.1	5.7	11.3%
Contract (1)	15.5	14.8	(4.5%)
Notes:
(1) Excludes M2M.

OIBDA totalled 882 million euros in the first half of 2018 (+2.4% y-o-y in reported terms), positively affected by IFRS 15 effect (which represented +2.1 p.p. in year-on-year evolution). In organic terms, the OIBDA growth 0.5%

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year-on-year leveraged by the FTE restructuring savings and network consolidation and the capture of integration synergies, despite the negative effect from regulation (-31 million euros).
The OIBDA margin stood at 25.0% in the first half of 2018, up 0.7 percentage points in reported terms compared to the first half of 2017.

TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2018 compared to the first half of 2017:

ACCESSES
Thousands of accesses	June 2017	June 2018	%Reported YoY
Fixed telephony accesses (1)	14,167.6	13,459.7	(5.0%)
Internet and data accesses	7,537.2	7,569.9	0.4%
Broadband	7,468.6	7,489.9	0.3%
FTTx/Cable	4,365.9	4,791.7	9.8%
Mobile accesses	74,327.1	75,253.9	1.2%
Prepay	39,652.1	36,827.1	(7.1%)
Contract	34,675.0	38,426.8	10.8%
M2M	5,590.8	7,105.5	27.1%
Pay TV	1,647.2	1,614.3	(2.0%)
Final Clients Accesses	97,679.1	97,897.8	0.2%
Total Accesses	97,696.1	97,912.7	0.2%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

Telefónica Brazil closed the first half of 2018 improving its competitive position in the mobile as well as in the fixed market. In the mobile business, Telefónica Brazil kept its leadership in the higher value segments, which permitted the operator to capture mobile revenue growth in 2018. In the fixed business, the transformation towards fiber and Pay-TV continues, in order to compensate fixed traditional business downturn.
Revenues and OIBDA evolution was positively supported by the expansion of profitability mainly due to the mobile data adoption acceleration and the good evolution of fiber and Pay-TV for IPTV customers. Additionally, Telefónica Brazil has continued carrying out costs control measures and continues generating profits associated to digitalization that allow to compensate negative effects associated to the complex political situation, the competition aggressiveness and the fixed traditional business deterioration.
However, first half of 2018 results were adversely affected by the interconnection tariff reduction implemented since February 25, 2018, in the mobile business (-45.0%), fixed-mobile tariff (-13.1%), fixed-local (-31.7%) and fixed-interurban (-50.6%).
Telefónica Brazil reached 97.9 million accesses as of June 30, 2018, up 0.2% compared to June 30, 2017.
In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 41.3% in the contract segment as of May 31, 2018, (Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 31.9% as of May 31, 2018 (Source: ANATEL), that explains contract customer’s growth (+10.8% y-o-y) compensating the decrease in prepaid customers (-7.1% y-o-y). The commercial offers focus in data plans and value-added services instead than in voice, offering unlimited off-net minutes and international roaming plans. More valued customers’ offer is focused in family plans completed with OTT services (as Netflix, VIVO music). More data are included in the franchises as well as value-added services as HBO, FOX premium or ESPN in the mobile offer.
In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 18.8 million premises passed with FTTx at June 30, 2018 and 4.8 million homes connected, growing 9.8%. This growth compensates other broadband services’ fall, as ADSL. Retail broadband customers totaled 7.5 million customers in the first half of 2018, up 0.3% year-on-year. Fixed telephony accesses decreased by 5.0% year-on-year due to the fixed-mobile substitution. Pay TV customers stood at 1.6 million as of June 30, 2018, decreasing 2.0%

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year-on-year due to a more selective commercial activity directed to high value customers. These measures are reflected in an 50.7% increase in IPTV accesses, representing 30% of total Pay-TV accesses.
The table below shows the evolution of Telefónica Brazil’s results of the first half of 2018 compared to the first half of 2017:

Millions of euros
TELEFÓNICA BRAZIL	June 2017	June 2018	% Reported YoY	% Organic YoY (1)
Revenues	6,193	5,227	(15.6%)	0.8%
Mobile Business	3,781	3,285	(13.1%)	4.2%
Mobile service revenues	3,631	3,076	(15.3%)	2.7%
Fixed Business	2,411	1,943	(19.4%)	(4.6%)
Other income	186	144	(22.4%)	(6.6%)
Supplies	(1,171)	(1,033)	(11.7%)	5.5%
Personnel expenses	(619)	(575)	(7.2%)	2.9%
Other expenses	(2,451)	(1,506)	(38.5%)	(7.0%)
OIBDA	2,138	2,257	5.5%	5.8%
OIBDA margin	34.5%	43.2%	8.6 p.p.	1.7 p.p.
Depreciation and amortization	(1,156)	(992)	(14.3%)	3.1%
Operating income (OI)	982	1,265	28.9%	8.9%
CapEx	915	892	(2.6)%	17.2%
OpCF (OIBDA-CapEx)	1,223	1,365	11.6%	(2.6%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate the first half of 2018 and 2017 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2017 for both years.

Foreign exchange rates had a significant negative impact on Telefónica Brazil reported results for the first half of 2018, due to the appreciation of the Brazilian real compared to euro (the average exchange rate decreased by 16.9% in the first half of 2018 compared to the first half of 2017).
The foreign exchange rate effect decreased revenue and OIBDA growth by 17.1 percentage points and 21.3 percentage points, respectively.

•
Restructuring costs: we have excluded the impact of costs associated with the restructuring processes implemented in Telefónica Brazil. In the first semester of 2018, these restructuring costs totaled 28 million euros. Telefónica Brazil did not report any restructuring costs in the first half of 2017.

•	Results of tower sales: the results attributable to the sale of towers have been excluded in the first half of 2018 and 2017 (46 thousand euros and 56 thousand euros,respectively).

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•
Changes in the perimeter of consolidation: the 2017 comparative figures for organic changes includes the six months impact of the consolidation of Terra Networks Brasil, which had an impact of 15 million euros on OIBDA.

•
Judicial decision related to the exclusion of ICMS from the taxable amount of PIS/COFINS: the organic variations exclude the positive impact in the first half of 2018 (485 million euros in OIBDA of Telefónica Brazil) corresponding to the judicial decision of the Brazilian Supreme Court about the exclusion of ICMS (indirect tax) from the taxable amount of the PIS/COFINS tax.

•	Contingencies: the impact of the provision of certain contingencies in the first half of 2018 is excluded (106 million euros).

•	IFRS 15 impact: the organic variations exclude the impact of IFRS 15 in the first half of 2018. IFRS 15 increased revenue growth by 0.1 percentage points and OIBDA growth by 0.6 percentage points.
The table below shows the first half of 2018 and 2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL JUNE 2018	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs	Towers sales	Perimeter change	Judicial decision PIS/COFINS	Contingencies	IFRS 15 impact
Revenues	(15.6%)	0.8%	(17.1)	—	—	0.6	—	—	0.1
Other income	(22.4%)	(6.6%)	15.7	—	0.0	0.1	—	—	—
Supplies	(11.7%)	5.5%	(17.9)	—	—	0.6	—	—	—
Personnel expenses	(7.2%)	2.9%	(18.8)	5.5	—	1.4	—	1.9	0.0
Other expenses	(38.5%)	(7.0%)	(12.5)	—	—	0.2	(23.8)	4.7	(0.1)
OIBDA	5.5%	5.8%	(21.3)	(1.6)	0.0	0.7	27.3	(5.9)	0.6
CapEx	(2.6%)	17.2%	(19,8)	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	11.6%	(2.6%)	(22.4)	(2.8)	0.0	1.2	47.7	(10.4)	1.0
Results discussion
Revenues totaled 5,227 million euros in the first half of 2018, down by 15.6% in reported terms, mainly due to the depreciation of the Brazilian real (impacting the evolution in -17.1 p.p.) and Terra Networks Brasil consolidation perimeter change (+0.6 p.p.). In organic terms, the year-on-year growth was 0.8%, principally due to the good evolution in the mobile business (+4.2% y-o-y), which was partially offset by the impact of the regulatory interconnection tariff reduction, that also impacted fixed revenues, which decreased by 4.6% in organic terms.

•
Revenues from the mobile business totaled 3,285 million euros in the first semester of 2018, down by 13.1% in reported terms due mainly to the depreciation of the Brazilian real (impacting the evolution in -17.6 p.p.) and the IFRS 15 impact (impacting the evolution in +0.2 p.p.). Excluding these impacts, revenues from the mobile business increased by 4.2% due to the positive evolution of service revenues (+2.7% y-o-y in organic terms) as the result of the higher data revenues penetration, which increased as the result of a higher customer base and with a higher contract customer base, compensating the lower inbound revenues affected by lower interconnection tariffs and the lower prepaid revenues due to accesses fall. Handset revenues were up by 38.5% in reported terms, due to a boost in these services and their accessories associated to higher value customers and to higher commercial activity with handsets.

•
Fixed telephony revenues totaled 1,943 million euros in the first half of 2018, down by 19.4% in reported terms due mainly to the impact of the depreciation of the Brazilian real (impacting the evolution in 16.3 p.p. reduction) and Terra Network consolidation perimeter change (+1.6 p.p.). Excluding these effects, fixed telephony revenues decreased by 4.6% mainly explained by the decrease of the voice traffic due to the

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mobile-fixed substitution and due to the regulatory impact of the decrease of the fixed-mobile and fixed-fixed tariffs. This decrease compensates the increase of broadband and new services revenues, which were up by 6.5% year-on-year in organic terms supported by the increase in fiber revenues with higher ARPU.
The mobile ARPU decreased by 17.1% year-on-year in reported terms due mainly to the depreciation of the Brazilian real. In organic terms, mobile ARPU increased by 0.6% year-on-year as a consequence of the higher data ARPU which offsets the negative impact of the interconnection tariff reduction.

TELEFÓNICA BRAZIL	June 2017	June 2018	% YoY	% Local Currency YoY
Voice Traffic (millions of minutes)	170,795	135,611	(20.6%)	(20.6%)
ARPU (EUR)	8.0	6.6	(17.1%)	0.6%
Prepay	3.9	3.0	(23.5%)	(8.0%)
Contract (1)	15.1	12.4	(17.9%)	(0.2%)

Notes:
(1) Excludes M2M.

OIBDA stood at 2,257 million euros in the first half of 2018, increasing 5.5% in reported terms. This evolution has been affected by the impact of a judicial decision associated to PIS/COFINS of 485 million euros that compensates 106 million euros of contingencies and a personnel restructuring plan of 28 million euros. Additionally, the results have been affected by the depreciation of the Brazilian real (-21.3 p.p.) and Terra consolidation perimeter change impact (+0.7 p.p.).
In organic terms, year-on-year increase was 5.8% due to postpaid, fiber and IPTV revenues’ growth, cost efficiencies and digitalization savings. Personnel expenses totaled 575 million euros in the first half of 2018, going down by 7.2% in reported terms mainly explained by the depreciation of the Brazilian real. In organic terms, personnel expenses increased by 2.9% year-on-year, below inflation, due to collective agreement signed in 2017. On the other hand, supply costs totaled 1,033 million euros in the first half of 2018, decreasing 11.7% in reported terms mainly due to the depreciation of the Brazilian real. In organic terms, supply costs increased by 5.5% due to higher equipment and handset costs associated to higher revenues that compensate the positive impact of the reduction in interconnection rates and a lower consumption of contents.
The OIBDA margin stood at 43.2% in reported terms in the first half of 2018, up 8.6 percentage points in reported terms compared to the first half of 2017.

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TELEFÓNICA HISPAM NORTE
The below table shows the evolution of accesses in Telefónica Hispam Norte of the first half of 2018 compared to the first half of 2017:

ACCESSES
Thousands of accesses	June 2017	June 2018	%Reported YoY
Fixed telephony accesses (1) (2)	3,450.6	3,484.8	1.0%
Internet and data accesses (2) (3)	999.9	1,274.7	27.5%
Broadband	971.9	1,244.0	28.0%
FTTx/Cable	54.6	284.4	n.m.
Mobile accesses	66,515.0	67,355.8	1.3%
Prepay	57,115.6	57,360.4	0.4%
Contract	9,399.4	9,995.4	6.3%
M2M	1,582.9	1,882.0	18.9%
Pay TV	981.9	1,030.6	5.0%
Final Clients Accesses	71,947.4	73,145.9	1.7%
Total Accesses North Hispam	71,986.4	73,146.4	1.6%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.(3) Also referred to as fixed broadband accesses.
Total accesses reached 73,1 million at June 2018 (+1.6% year-on-year).
Mobile accesses increased by 1.3% year-on-year to 67,4 million customers, mainly due to a higher contract customer base.

•
Contract accesses increased 6.3% year-on-year, due to the good performances in all operations as a result of the Group’s continued focus on attracting high-value customers; Mexico (+14.2%), Central America (+14.7%), Colombia (+2.7%), Ecuador (+2.4%) and Venezuela (+0.9%).

•
Prepaid accesses increased 0.4% year-on-year, with positive net adds of 170 thousand accesses at June 30, 2018, mainly as a result of the evolution in Colombia (+441 thousand accesses) and Mexico (+242 thousand accesses), which was partially offset by Central America (-335 thousand accesses) and Venezuela (-217 thousand accesses).

•
The smartphone customer base increased 1.1% year-on-year at June 30, 2018, reaching 30,0 million accesses (+0.3 million compared to June 2017) with a mobile access penetration of 46.2% (+0.1 p.p. year-on-year), mainly due to Colombia (+15.1%) and Central America (+14.3%) which offset the evolution of Mexico (-6.5%) and Venezuela (-8.9%). In addition, accesses with 4G handsets increased by 70%, reaching 16,0 million accesses at 30 June 2018.

Fixed accesses stood at 3.5 million at June 30, 2018 (+1.0% year-on-year) with negative net adds of 97 thousand customers, due to the erosion of the traditional fixed business, which more than offset the inclusion of 318 thousand accesses of Tele-Bucaramanga and MetroTel in Colombia in 2017.
Fixed broadband accesses reached 1,2 million at June 30, 2018, (+28.0% year-on-year), mainly due to the inclusion of 231 thousand accesses of Tele-Bucaramanga and MetroTel in Colombia. The penetration of FBB accesses over fixed accesses stood at 37% (+8.6 p.p. y-o-y), focusing on UBB deployment in the region, reaching 845 thousand real estate units and 284 thousand connected accesses, almost all of them connected this year. The penetration of UBB accesses over fixed broadband accesses stood at 22% (+17 p.p. year-on-year).

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Pay TV accesses stood at 1.0 million increasing 5% year-on-year, as a result of positive net adds in Colombia (+34 thousand accesses) and Central America (+16 thousand accesses) which offset Venezuela (-1.5 thousand accesses).
The table below shows the evolution of the results in Telefónica Hispam Norte of the first half of 2018 compared to the first half of 2017:

Millions of euros
TELEFÓNICA HISPAM NORTE	June 2017	June 2018	% Reported YoY	% Organic YoY (1)
Revenues	2,212	1,998	(9.7%)	(1.3%)
Mobile Business	1,826	1,641	(10.1%)	(0.4%)
Mobile service revenues	1,583	1,364	(13.9%)	(3.8%)
Fixed Business	386	356	(7.7%)	(5.3%)
Other income	55	81	46.0%	40.5%
Supplies	(721)	(649)	(10.0%)	(0.4%)
Personnel expenses	(191)	(176)	(7.5%)	(2.0%)
Other expenses	(742)	(820)	10.3%	4.3%
OIBDA	613	434	(29.2%)	(5.1%)
OIBDA margin	27.7%	21.7%	(6.0) p.p.	(1.1 p.p.)
Depreciation and amortization	(497)	(456)	(8.2%)	(1.9%)
Operating income (OI)	116	(22)	c.s.	(18.6%)
CapEx	277	165	(40.6)%	(36.0%)
OpCF (OIBDA-CapEx)	336	269	(19.9%)	20.4%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Norte, we have made the following adjustments in order to calculate the first half of 2018 and 2017 variations in organic terms:

•
Exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2017 for the two periods, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period).

•
Changes in the scope of consolidation: to exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2017 comparative figures include the results of Telebucaramanga, Metrotel and Optecom from January 1, to June 30, 2017.

•
Impairment of goodwill: in the first half of 2018, the impact of the impairment of the goodwill allocated to Telefónica Móviles México, amounting to 108 million euros, is excluded. In the first half of 2017 there were not impairment of goodwill.

•	Restructuring costs: we have excluded the impact of restructuring costs in the first half of 2018 and 2017, amounting to 4 and 3 million euros impact in OIBDA, respectively.

•	Results of tower sales: the results attributable to the sale of towers have been excluded in the first half of 2018 and 2017 (8 million euros and 243 thousand euros, respectively).

•	Spectrum acquisition: the impact of spectrum acquisitions amounting to 0.3 million euros has been excluded in the first half of 2018 (4 million euros in the first half of 2017).

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•	IFRS 15 impact: the organic variations exclude the impact of IFRS 15 in the first half of 2018.
The table below shows the first half of 2018 and 2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM NORTE JUNE 2018	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter changes	Restructuring costs	Tower sales	Spectrum acquisition	Impairments	IFRS 15 impact
Revenues	(9.7%)	(1.3%)	(9.5)	1.1	—	—	—	—	0.0
Other income	46.0%	40.5%	(14.5)	2.5	—	16.7	—	—	—
Supplies	(10.0%)	(0.4%)	(9.5)	(0.4)	—	—	—	—	0.2
Personnel expenses	(7.5%)	(2.0%)	(9.5)	3.3	0.8	—	—	—	—
Other expenses	10.3%	4.3%	(10.0)	1.6	—	0.1	—	14.5	(0.2)
OIBDA	(29.2%)	(5.1%)	(9.3)	1.8	(0.2)	1.4	—	(17.6)	(0.1)
CapEx	(40.6%)	(36.0%)	(6,1)	3.5	—	—	(1.2)	—	—
OpCF (OIBDA-CapEx)	(19.9%)	20.4%	(11.9)	0.4	(0.4)	2.6	1.0	(32.1)	(0.2)
Results discussion
Revenues amounted to 1,998 million euros in the first semester of 2018, decreasing 9.7% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects, which decreased growth by 9.5 percentage points. In organic terms, revenues decreased by 1.3% year-on-year, driven by the interconnection tariff reductions in Mexico, despite the increase in handset sales and broadband and new services revenues.
Mobile service revenues reached 1,364 million euros in the first semester of 2018, decreasing 13.9% year-on-year in reported terms. This decrease was negatively driven by the foreign exchange effects, which decreased growth by 9.4 percentage points, and the IFRS 15 impact, which decreased growth by 0.7 percentage points. Excluding these impacts, these revenues would have deceased by 3.8%. Mobile service revenues performance by country was as follows:

•
In Colombia, mobile service revenues reached 370 million euros in the first semester of 2018, decreasing by 7.4% year-on-year in reported terms, driven by the foreign exchange effect, which decreased growth by 8.4 percentage points, and the IFRS 15 impact, which decreased growth by 0.8 percentage points. Excluding these impacts, these revenues increased by 1.8% due to the good evolution in fixed broadband and IT services in postpaid which offset the tariffs adjustment impact implemented in March of 2017.

•
In Mexico, mobile service revenues reached 449 million euros in the first semester of 2018, decreasing by 19.9% year-on-year in reported terms. This decrease was attributable to the foreign exchange effect, which decreased growth by 8.0 percentage points, and the IFRS 15 impact, which decreased growth by 0.1 percentage points. Excluding these impacts, these revenues decreased by 11.9%, principally due to the adjustment of interconnection tariffs from 19 to 11.3 cents per minute (incoming) and the reduction of prepay revenues, affected by the decrease in top ups.

•
Data revenues in the segment reached 775 million euros in the first semester of 2018, decreasing by 9.6% year-on-year in reported terms. This growth is affected by the foreign exchange effects, which detracted growth by 9.8 percentage points, and the IFRS 15 impact, which detracted growth by 0.5 percentage points. Excluding these effecte, data revenues would have increased 0.6% due to the growth of these revenues in all of the countries in the region, except Mexico.

•
Fixed business revenues reached 356 million euros in the first semester of 2018, decreasing by 7.7% year-on-year in reported terms. Excluding foreign exchange effects, which decreased growth by 5.6 percentage points, and the IFRS 15 impact, which decreased growth by 3.0 percentage points, these revenues would

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have decreased by 5.3% year-on-year due to growth in TV and fixed broadband revenues, offsetting the decline in accesses and voice revenues in Colombia.
OIBDA reached 434 million euros in the first semester of 2018, decreasing 29.2% year-on-year in reported terms, as a result mainly of the negative results of the impairment of goodwill allocated to Mexico which decreased growth by 17.6 percentage points and of foreign exchange effects which decreased growth by 9.3 percentage points. In organic terms, OIBDA decreased 5.1%, due to lower revenues and higher handsets, network and IT expenses. The higher expenses are explained by:

•
lower supply costs due to the lower interconnection costs in all OBs with higher impact in Colombia which offset the higher handsets costs driven by the increase of the commercial activity in Colombia and Ecuador.

•
lower personnel expenses mainly driven by Central America, affected by the savings resulting from the restructuring plans, and Venezuela, which were not offset by the higher expenses in Colombia and Ecuador.

•	higher network expenses, principally in Colombia due to the expansion of the fixed and mobile networks.
Below, additional information by country:

•
Colombia: OIBDA amounted to 252 million euros in the first semester of 2018, decreasing 0.8% in reported terms, due to the exchange rate evolution (which decreased growth by 8.9 percentage points). Excluding these impacts, OIBDA increased by 8.2% due to the good performance of service revenues and affected by the capital gain of building sales.

•
Mexico: OIBDA amounted to 97 million euros in the first semester of 2018, decreasing 33.7% in reported terms affected by the exchange rate effect (which decreased growth by 6.7 percentage points) and the IFRS 15 impact which reduced growth in 0.8 percentage points. Excluding these impacts, OIBDA decreased by 26.1% reflecting the reduction of the interconnection margin (-56% year-on-year) and the evolution of prepay revenues.

OIBDA margin reached 21.7% in the first semester of 2018, and decreased by 6.0 percentage points year-on-year in reported terms.

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TELEFÓNICA HISPAM SUR
The below table shows the evolution of accesses in Telefónica Hispam Sur of the first half of 2018 compared to the first half of 2017:

ACCESSES
Thousands of accesses	June 2017	June 2018	%Reported YoY
Fixed telephony accesses (1)	8,137.8	7,684.6	(5.6%)
Internet and data accesses (2)	4,687.4	4,648.1	(0.8%)
Broadband	4,566.1	4,528.3	(0.8%)
FTTx/Cable	1,297.3	2,089.2	61.1%
Mobile accesses	44,955.8	43,042.8	(4.3%)
Prepay	28,787.5	26,386.8	(8.3%)
Contract	16,168.3	16,655.9	3.0%
M2M	1,126.1	1,339.4	18.9%
Pay TV	1,979.1	2,156.4	9.0%
Final Clients Accesses	59,760.0	57,531.8	(3.7%)
Total Accesses Hispam Sur	59,785.4	57,556.0	(3.7%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
Total accesses reached 57.5 million at June 2018 (-3.7% year-on-year).
Mobile accesses fell by 4.3% year-on-year to 43.0 million customers, mainly due to a lower prepaid customer base.

•
Contract accesses increased 3.0% year-on-year, mainly due to good performances in Chile (+8.4%) and Argentina (+5.1%), compensating the negative evolution in Peru (-3.2%), that faced a complicated competitive environment.

•
Prepaid accesses decreased 8.3% year-on-year, with negative net adds of 1.2 million accesses at 30 June 2018, mainly as a result of the evolution in Argentina (-706 thousand accesses) and Chile (-458 thousand accesses), with Uruguay and Peru also reducing their accesses but with a much inferior impact. This evolution is mainly due to the result of intense market competition and the Group's continued focus on attracting high-value customers.

•
The smartphone customer base increased 3.5% year-on-year at June 30, 2018, reaching 21.5 million accesses (+722 thousand compared to June 2017) with a mobile access penetration of 52.2% (+4.2 p.p. year-on-year), growing in all countries except Peru (-0.5% y-o-y). In addition, accesses with 4G handsets increased 44%, reaching 14.0 million accesses by June 2018.

Fixed accesses stood at 7.7 million at June 30, 2018 (-5.6% year-on-year) with negative net adds of 254 thousand customers, due to the erosion of the traditional fixed business.
Fixed broadband accesses reached 4.5 million at June 30, 2018 (-0.8% year-on-year), mainly due to Argentina (-10.4% year-on-year) and Chile (-1.2% year-on-year), as both operators focused on fiber (high-value customers), which negatively affected the growth in the copper business, which offset the good results in Peru (+9.5% year-on-year). The penetration of FBB accesses over fixed accesses stood at 59% (+2.8 p.p. y-o-y), focusing on UBB deployment in the region, reaching 7.4 million real estate units and 2.1 million connected accesses (+61% year-on-year). The penetration of UBB accesses over fixed broadband accesses stood at 46% (+18 p.p. year-on-year).
Pay TV accesses stood at 2.2 million (+9.0% year-on-year) with net adds of 106 thousand accesses mainly due to positive results in Peru (+12.8% year-on-year).

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The table below shows the evolution of Telefónica Hispam Sur results of the first half of 2018 compared to the first half of 2017:

Millions of euros
TELEFÓNICA HISPAM SUR	June 2017	June 2018	% Reported YoY	% Organic YoY (1)
Revenues	4,207	3,631	(13.7%)	8.2%
Mobile Business	2,568	2,209	(14.0%)	9.2%
Mobile service revenues	2,258	1,760	(22.0%)	5.0%
Fixed Business	1,639	1,423	(13.2%)	6.4%
Other income	73	72	(1.4%)	21.6%
Supplies	(1,158)	(1,044)	(9.8%)	8.3%
Personnel expenses	(642)	(516)	(19.6%)	8.0%
Other expenses	(1,297)	(1,119)	(13.8%)	7.4%
OIBDA	1,183	1,024	(13.4%)	9.8%
OIBDA margin	28.1%	28.2%	0.1 p.p.	0.4 p.p.
Depreciation and amortization	(630)	(537)	(14.7%)	2.2%
Operating income (OI)	553	487	(11.9%)	18.4%
CapEx	645	553	(14.3)%	7.9%
OpCF (OIBDA-CapEx)	537	471	(12.3%)	12.0%
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Sur, we have made the following adjustments in order to calculate the first half of 2018 and 2017 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of the first half of 2017 for both years.

•	Restructuring costs: we have excluded the impact of restructuring costs in the first half of 2018 and 2017, amounting to 1 and 2 million euros impact in OIBDA, respectively.

•	IFRS 15 impact: the organic variations exclude the impact of IFRS 15 in the first half of 2018.

•	Spectrum acquisition: the impact of spectrum acquisitions amounting to 6 million euros has been excluded in the first half of 2018. There is no impact in the first half of 2017.

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The table below shows the first half of 2018 and 2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM SUR JUNE 2018	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs	IFRS 15 impact	Spectrum acquisition
Revenues	(13.7%)	8.2%	(21.9)	—	0.0	—
Other income	(1.4%)	21.6%	(18.7)	—	(4.2)	—
Supplies	(9.8%)	8.3%	(18.0)	—	(0.1)	—
Personnel expenses	(19.6%)	8.0%	(27.3)	(0.3)	—	—
Other expenses	(13.8%)	7.4%	(20.8)	—	(0.4)	—
OIBDA	(13.4%)	9.8%	(23.7)	0.1	0.4	—
CapEx	(14.3%)	7.9%	(23.7)	—	—	1.5
OpCF (OIBDA-CapEx)	(12.3%)	12.0%	(23.7)	0.3	0.8	(1.8)
Results discussion
Revenues amounted to 3,631 million euros in the first semester of 2018, decreasing 13.7% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rates effect, which decreased growth by 21.9 percentage points. In organic terms, revenues grew 8.2% year-on-year, driven by the good performance of both mobile and fixed revenues and the increase in handset sales, in spite of interconnection tariff reductions.

•
Mobile service revenues reached 1,760 million euros in the first semester of 2018, decreasing 22.0% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rates effect, which decreased growth by 22.6 percentage points, and the IFRS 15 impact, which decreased growth by 4.5 percentage points. Excluding these effects, these revenues grew by 5.0%. Mobile service revenues performance by country was as follows:

•
In Argentina, mobile service revenues reached 822 million euros in the first semester of 2018, decreasing by 19.9% year-on-year in reported terms. This decrease was mainly due to the foreign exchange effect, which decreased growth by 41.7 percentage points, and the IFRS 15 impact, which decreased growth by 0.3 percentage points. Excluding this effect, these revenues grew by 22.1% due to the adjustment in tariffs, higher customer base in postpaid and higher handsets revenues, associated with higher handset sales.

•
In Chile, mobile service revenues reached 461 million euros in the first semester of 2018, and decreased by 17.0% year-on-year in reported terms, due mainly to the foreign exchange effect, which decreased growth by 3.3 percentage points, and the IFRS 15 impact, which decreased growth by 6.8 percentage points. Excluding these impacts, these revenues decreased by 6.8% impacted by lower service revenues, associated with higher commercial competition.

•
In Peru, mobile service revenues reached 381 million euros in the first semester of 2018, and decreased by 32.5% year-on-year in reported terms mainly due to foreign exchange effect, which decreased growth by 8.5 percentage points, and the IFRS 15 impact, which decreased growth by 10.6 percentage points. Excluding these impacts, these revenues decreased by 13.4% driven by the evolution of mobile revenues affected by a lower customer base during the last year, due to a higher competitiveness in the market.

•
Data revenues in the segment reached 1,073 million euros in the first semester of 2018, decreasing by 14.3% year-on-year in reported terms, due to the foreign exchange effects, which decreased growth by 25.5 percentage points, and the IFRS 15 impact, which decreased growth by 1.4 percentage points. Excluding these effects, these revenues would have grown by 12.7% year-on-year mainly driven by higher data revenues in Argentina, which offset the decrease in Peru and Chile.

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•
Fixed business revenues reached 1,423 million euros in the first semester of 2018, decreasing by 13.2% year-on-year in reported terms. Excluding foreign exchange effects (-19.8 p.p.) and the IFRS 15 impact (+0.2 p.p.), these revenues would have grown by 6.4% year-on-year due to higher fixed broadband revenues and accesses and voice revenues in Argentina due to tariff adjustments, improving speed and a higher quality of the access base.

OIBDA reached 1,024 million euros in the first semester of 2018, decreasing 13.4% year-on-year in reported terms, as a result mainly of the foreign exchange effects, which decreased growth by 23.7 percentage points. In organic terms, OIBDA would have increased 9.8%, due to higher revenues in spite of higher handset, network and IT expenses. The higher expenses are explained by:

•	higher supply costs due to higher handsets costs driven by the increase in commercial activity, partially offset by the lower interconnection costs in all OBs, except Argentina.

•
higher personnel expenses driven by the increase of inflation in some countries of the region, which could not be offset by the savings resulting from the restructuring plans carried out during the first six months of 2018 in Chile.

•
higher network expenses, mainly in Peru and Argentina due to the expansion of the fixed and mobile networks, as well as the impact of inflation and depreciation of Latin American currencies against the U.S. dollar.

Below, additional information by country:

•
Argentina: OIBDA amounted to 463 million euros in the first semester of 2018, decreasing by 8.7% in reported terms. The exchange rate effect (-47.6 p.p.) and the IFRS 15 impact (-0.4 p.p.) reduced growth. Excluding these effects, the year-on-year variation was 39.4%, due to the good performance of revenues, which offset the effect of higher expenses because of inflation. Customer service expenses also increased because of changes in the systems with the objective to provide a better service and unify the brand name.

•
Chile: OIBDA amounted to 312 million euros in the first semester of 2018, decreasing 8.1% in reported terms due to the exchange rate evolution (-3.5 p.p.) and the IFRS 15 impact (-3.0 p.p.). Excluding these effects, OIBDA decreased by 1.6%, due to the reduction in revenues mentioned above.

•
Peru: OIBDA amounted to 210 million euros in the first semester of 2018, decreasing 28.6% in reported terms due to the exchange rate evolution (-7.2 p.p.) and the IFRS 15 impact (+5.4 p.p.). Excluding these impacts, OIBDA increased by 26.8%, affected by the revenues reduction and the higher commercial expenses because of a commercial activity acceleration that allowed turning around last year’s commercial trend, increasing the customer base again.

OIBDA margin reached 28.2% in the first semester of 2018, and increased by 0.1 percentage points year-on-year in reported terms.

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Risk factors associated with the issuer
The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the consolidated financial statements of 2017 and the information in these condensed consolidated interim financial statements, and are as follows in:
Group-Related Risks
Worsening of the economic and political environment could negatively affect Telefónica’s business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.
Macroeconomic perspectives in Europe continued to improve in the first half of 2018, although the growing trade tensions that are materializing throughout 2018 could pose a risk to economic growth and global stability. Returning to Europe, political uncertainty decreased after the results of the general elections in some European countries, Italy being the one in which uncertainty remains due to the lack of political commitment with a reformist agenda. Second, economic activity and financial stability in Europe could be affected by the monetary normalization that the European Central Bank is expected to continue implementing and by the developments related to the agreement reached in relation to the exit of the Greek economy from the bailout programme and how this country will continue managing the banking and the economy restructuring process which is still in process. Furthermore, the planned exit of the United Kingdom from the European Union following the outcome of the referendum held in 2016 will result in economic adjustments regardless of the nature of the new trade and investment relationships between the United Kingdom and the rest of Europe in the future. In the meantime, there is uncertainty regarding investment, economic activity, employment and financial market volatility. Finally, another possible source of uncertainty given Telefónica's exposure could come from Catalonia's political situation and its impact on the Spanish economy. Although recent developments are contributing to reduce the uncertainty, if political tensions re-emerge or intensify, there could be a negative impact both on financing conditions and on the current positive Spanish macroeconomic scenario. In the first half of 2018, the Telefónica Group obtained 25.7% of its revenues in Spain (23.9% in the same period of 2017), 14.5% in Germany (13.6% in in the same period of 2017) and 13.2% in the United Kingdom (12.3% in in the same period of 2017).
In Latin America, exchange rate risk is particularly noteworthy, derived from both external and internal factors. Among the former, there is uncertainty derived from the monetary normalization process in the United States, the continuing low commodity prices in certain cases, despite recent improvements, and doubts about growth and imbalances in China. Regarding the internal factors, the high fiscal and external deficits in major Latin American countries and the low liquidity in certain exchange markets, together with a low productivity growth stand out, which hinder a more accelerated progress in economic development and the rebalancing of still existent mismatches. Additionally, the general elections in Brazil and the negotiation of the North American Free Trade Agreement between the US, Canada and Mexico (“NAFTA”) are sources of potential currency instability for the short and medium term.
In Brazil, although the political scenario continues to be unstable, the government has managed to approve relevant legislative reforms. Nevertheless, there are key legislative items still pending, such as the social security reform, whose processing and approval, essential to ensure fiscal sustainability, will depend to a large extent on the results of the general elections of next November. While signs of stabilization have emerged and the economy has started to show positive growth figures, the pace of the recovery is still weak and the unemployment rate remains at 12%. Moreover, despite decreasing external financing needs, internal financing

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needs remain high. The combination of such elements has led to risks of further downgrades to the country's credit rating, which is already below investment grade, possibly leading to further currency depreciation.
Mexico has a high commercial and financial exposure to the United States, which could generate uncertainty despite having a relatively stable internal outlook. In this sense, the political management by the new government of the structural achievements over the last years is relevant, as well as the outcome of the renegotiation of NAFTA, which is now underway. Any increase in interest rates in the United States and/or a possible re‑negotiation of trade agreements between both countries could result in higher restrictions on imports into the United States which together with political uncertainty surrounding such matters, could negatively impact economic activity and exchange rates in Mexico. The relative weight of Mexico in the consolidated revenues of the Telefónica Group was 2.36% for first half of 2018.
In countries such as Chile, Colombia and Peru, increases in commodity prices are having a positive impact on their respective fiscal and external accounts, but growth continues to be affected by the lower external inflows, which have affected investment and, to a lesser extent, private consumption.
In Argentina, the government is focused on resolving the country's macroeconomic and financial imbalances and on recovering international confidence, particularly after the agreement reached with the IMF to provide financial support. However, even though the economy has returned to positive growth rates and the measures taken by the government might continue having positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate and to the need to correct the fiscal deficit to avoid being dependent on financing.
In Ecuador, despite the recovery in oil prices and the recent U.S. dollar depreciation, which have allowed for an improvement in economic activity through exports, risks persist, mainly on the fiscal front. The country's financing needs are still high, which, together with low international reserves, keep the country in a more vulnerable position against volatility shocks.
During the first half of 2018, Telefónica Hispam Norte and Telefónica Hispam Sur represented 8.2% and 14.9% of the Telefónica Group's revenues (8.5% and 16.1%, respectively, in the same period of 2017). Considering the Telefónica Group’s revenues, 6.0% proceeded from revenues in Argentina, 4.3% in Chile and 4.2% in Peru. During the first half of 2018, Telefónica Brazil represented 21.5% of the Telefónica Group's revenues (23.7% in the same period of 2017). Approximately 30.0% of the Group's revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Ecuador, Costa Rica, Nicaragua, Guatemala, El Salvador and Venezuela), and other countries are only one notch away from losing this status.
“Country risk” factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•
maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and/or cash flows of the Group.

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The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
In nominal terms, as of June 30, 2018, 72.7% of the Group's net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year. As of the same date, 16.6% of the Group's net financial debt plus commitments was denominated in a currency other than the euro.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of June 30, 2018: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 86 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached) would have led to a reduction in financial expenses of 69 million euros, in each case for the year ended December 31, 2017. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and taking into account the derivative financial instruments arranged by the Group.
According to the Group's calculations, the impact on results and specifically on net exchange differences due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 9 million euros, primarily due to the weakening of the Venezuelan bolivar, and to a lesser extent, the Argentine peso. These calculations have been made assuming a constant currency position with an impact on profit or loss as of June 30, 2018, taking into account derivative instruments in place.
During the first half of 2018, Telefónica Brazil represented 27.9% (26.1% in the same period of 2017), Telefónica Hispam Sur represented 12.6% (14.5% in in the same period of 2017), Telefónica United Kingdom represented 10.9% (10.4% in the same period of 2017) and Telefónica Hispam Norte represented 5.4% (7.5% in in the same period of 2017) of the operating income before depreciation and amortization ("OIBDA") of the Telefónica Group.
The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
In the first half of 2018, the evolution of exchange rates had a negative impact on results, decreasing the Group's consolidated revenues and OIBDA by an estimated 8.7 p.p. and 10.0 p.p., respectively, mainly due to the depreciation of the Brazilian real and the Argentine peso. Furthermore, translation differences in the first half of 2018 had a negative impact on the Group's equity of 2,484 million euros as of June 30, 2018 (2,826 million euros in the same period of 2017).
If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial position, results of operations and/or cash flows.
Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to monetary policies set by central banks, including increases in

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interest rates and/or balance sheet reductions, and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of June 30, 2018, the Group's net financial debt amounted to 43,593 million euros (44,230 million euros as of December 31, 2017) and, as of June 30, 2018, the Group's gross financial debt amounted to 54,770 million euros (55,746 million euros as of December 31, 2017). At such date, the average maturity of the debt was 8.95 years (8.08 years as of December 31, 2017).
As of June 30, 2018, the Group's gross financial debt scheduled to mature in 2018 amounted to 3,670 million euros, and gross financial debt scheduled to mature in 2019 amounted to 6,806 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next twelve months with cash and credit lines available at June 30, 2018. As of June 30, 2018, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 12,733 million euros (12,282 million euros of which will expire in more than twelve months). Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of June 30, 2018, 3.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to June 30, 2019.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Adoption of new accounting standards could affect the Group's reported results and financial position.
Accounting standard-setting bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group's consolidated financial statements. Those changes could have a significant impact on the way the Group accounts for certain matters and presents its financial position and its results of operations. In some instances, a modified standard or a new requirement with retroactive effect must be implemented, which requires the Group to restate previous financial statements.
In particular, Telefónica is required to adopt the new accounting standard IFRS 16 "Leases", effective from January 1, 2019.
This standard presents significant changes that will affect the accounting treatment for all lease contracts, where Telefonica acts as lessee, other than certain short-term leases and leases of low-value assets. The Group estimates that the first-time adoption of these changes will have a material impact on the Group's financial statements and may make comparisons between periods less meaningful.
Note 3 to the 2017 Consolidated Financial Statements includes information on the main impacts expected from the first-time adoption of the new requirements.
Risks Relating to the Group’s Industry
The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group operates. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum capacity. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fibre networks, privacy, functional separation of businesses and network neutrality. The fact that the Group's business is highly regulated both affects its revenues and imposes costs on its operations.
As the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies' decisions, such as economic fines for serious breaches in the provision of services and,

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potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market. The spectrum to which each of the licenses and administrative concessions refers is used for the provision of mobile services on 2G, 3G and 4G technologies. The complementarity between the different frequency bands successively assigned to an operator in a geographic market enables greater flexibility and efficiency in both the deployment of the network and the provision of services to final customers over the capacities resulting from such network.
Any challenges or amendments to the terms of licenses, authorizations or concessions granted to the Group and necessary for the provision of its services, or the Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed below or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on its ability to maintain the quality of existing services, which may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
More detailed information can be found in Annex VI to the 2017 Consolidated Financial Statements "Key regulatory issues and concessions and licenses held by the Telefónica Group".
Additionally, the Telefónica Group could be affected by regulatory actions of the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.
Regulation of spectrum and access to new government licenses/concessions of spectrum
On September 14, 2016, the European Commission (the "EC") adopted, among others, a proposed Directive for the establishment of a European Electronic Communication Code (EECC), which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service and consumer protection. The proposed Directive is currently going through the legislative process and its approval is expected in the second half of 2018.
On May 17, 2017, the European Parliament and Council approved a decision regarding the use and availability of the 700MHz band. This could require new cash outflows from Telefónica between 2018 and 2022 in the United Kingdom and Spain. The 700MHz band will initially allow the expansion of the capacity of 4G networks and, in the future, the introduction of 5G services with new functionalities.
In Spain, the auction of the 3.6GHz band will be carried out through a tender process during July 2018. Similarly, the Ministry of Economy and Business Affairs has published the roadmap to free digital television from the 700MHz band, in order to be aligned with the calendar approved by the EC itself, and in line with the recently published 5G National Plan approved in December 2017. The plan foresees to complete the release the 700MHz band before June 30, 2020.
In the UK, the national regulatory authority ("Ofcom") conducted an spectrum auction for the 2.3GHz and 3.4GHz bands in March and April 2018. Telefónica UK won all of the 2.3GHz spectrum available (40MHz) and an additional 40MHz of the 3.4GHz spectrum band (out of the 150MHz available), in both cases under 20-year renewable licenses.
In Germany, on May 16, 2018, the regulatory agency for electricity, gas, telecommunications, post and railway ("BNetzA") decided to auction 2x60MHz nationwide spectrum from the 2GHz band and 1x300MHz nationwide spectrum from the 3.6GHz band. 2x40MHz of the 2GHz spectrum will be available as of 2021 and 2x20MHz of the 2GHz spectrum will be available as of 2026. The majority of the 3.6GHz will be usable as of 2022. BNetzA decided to allocate another 1x100MHz spectrum from the 3.6GHz band for regional usage, which shall be provided to the market in separate allocation proceedings. The concrete auction rules and the allocation process will be set in further BNetzA decisions that are expected to be adopted before the end of 2018. The auction is expected to take place in early 2019.

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In Latin America, spectrum auctions are expected to take place in the coming years, requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2018 in jurisdictions that are relevant for the Group are:

•
Mexico: On February 13, 2018, the Instituto Federal de Telecomunicaciones ("IFT") published the bid rules for the auction of spectrum on the 2500-2690MHz band, subject to initial declarations of interest by June 1, 2018. 120MHz of radio spectrum will be made available in six blocks with national coverage of 20MHz each one: four paired 2×10MHz FDD blocks and two unpaired 20MHz TDD blocks. All concessions will be granted for a period of 20 years. The minimum reference value for each 20MHz block has been set at MXN350 million and the tender winners will be obliged to provide service in at least 200 of the 557 localities with a population between 1,000 and 5,000 inhabitants that currently lack mobile service. In addition, they must deliver connectivity to at least ten of the 13 metropolitan areas with more than one million inhabitants. Further 10MHz will be reserved as "guard band" spectrum. Only Telefónica and other operator submitted the documentation, including a bid participation guarantee, within the time frame. The proceedings for the submission of final bid will start on August 6, 2018, and the licenses should be issued between November and December of this year. In Mexico, 170MHz on the 1900MHz band (approximately 40% out of total) spectrum holdings will expire in 2018. The IFT could rule on the renewal in October 2018.

•
Colombia: In February 2017, the Ministry of Information Technologies and Communications ("ITC") published for public consultation the conditions for the auction of 70MHz of spectrum on the 700MHz band and of 5MHz of spectrum on the 1900MHz band. The ITC modified the spectrum caps through Decree 2194 of December 27, 2017, increasing them by 5MHz for high bands, reaching a total of 90MHz, and by 15MHz for low bands, reaching a total of 45MHz, allowing ColTel to participate in the auction. On January 23, 2018, the ITC published for public consultation a second project on the conditions of the 700MHz auction, which included certain modifications, such as: the auction mechanism would be based on a multiple round ascending clock auction, the obligation to provide free wifi zones would be removed and includes extensive coverage obligations in rural areas. This second project was subject to comments until May 28, 2018. The schedule and final conditions for the auction have not yet been set but the ITC has announced its intention that it should take place in 2018.

It is possible that some of the above mentioned spectrum tender procedures will not be completed, or even initiated within the proposed time frames. In addition to the above, it may be the case that certain administrations which have not yet announced their intention to release new spectrum may do so during 2018 or thereafter. The above does not include processes announced through general statements by administrations, which involve bands not key to Telefónica's needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.
Risks relating to concessions and licenses previously granted
In Spain, also related to the licenses of the 800MHz spectrum band, the assignee operators of 2x10MHz spectrum (Telefónica, Vodafone and Orange) must jointly complete, before January 1, 2020, the offering of services provided with other technologies or in other bands of frequency, with the purpose of reaching coverage that allows access, with a speed of at least 30 megabits per second, to at least 90% of the inhabitants in population units of less than 5,000 inhabitants. In this regard, there was a public consultation process open until January 22, 2018 regarding the way to implement this obligation. Due to recent change of the Government in Spain, the final decision assessing the terms and conditions of the coverage obligation is still pending. In any event, Telefónica is undergoing a constant process of deployment and densification of Long-Term Evolution ("LTE") solutions over the 800MHz band that will be the base for compliance with such obligations.
In Germany, in connection with the merger of Telefónica Deutschland Holding AG and E-Plus, three legal proceedings remain open before the European General Court relating to Telefónica’s implementation of its commitments derived from the merger of Telefónica Deutschland and E-Plus. Oral hearings were held in December 2017 and the decisions are expected in the third quarter of 2018.
In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Services ("STFC") under the so-called public regime, through a concession agreement, which is expected to

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remain in force until 2025. In accordance with current regulations, Telefônica Brazil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or "ANATEL") that the net value of assets assigned to the provision of STFC was estimated to total 8,763 million Brazilian reals as of December 31, 2017 (approximately 2,209 million euros under the exchange rate applicable on such date). In principle, such assets were considered to be reversible assets, and were thus supposed to be reverted to the Federal Government at the end of the concession agreement. A bill amending the regulatory framework in Brazil is in process, establishing, among other things, that such assets would no longer be reversible under a new license regime in exchange for investment commitments. The bill was approved in the Chamber Of Deputies and was sent to the Senate at the end of 2016 where it obtained approval, but was challenged before the Federal Supreme Court due to an alleged procedural error. As a result, the bill returned to Senate and, currently, it is in the Commission for Science, Technology, Innovation, Communication and Information awaiting the final report to be considered in the Senate plenary. The outcome of this lawsuit is uncertain. In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.
In Colombia, the ITC issued resolution 597 on March 27, 2014 to renew 850MHz/1900MHz band licenses for ten additional years. Under the scope of such resolution, Colombia Telecomunicaciones, S.A., ESP ("ColTel") (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of Colombia), renewed its license to exploit such spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until November 28, 2013, contained a reversion clause for the underlying assets. However, Law 422 of 1998 and Law 1341 of 2009 provided that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, were operating between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but ruled that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding against ColTel and other defendants in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. The arbitration award was rendered on July 25, 2017 and was not favorable to ColTel and its co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian pesos, after finding on August 4, 2017 that an arithmetic error required that the amount contained in the original award from July 25, 2017 be revised slightly downwards. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos, 470 million euros at the exchange rate as of such date, to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado), which was dismissed through Resolution of May 24, 2018. In addition, on December 18, 2017, ColTel also filed a constitutional action "acción de tutela" seeking to protect its constitutional rights jeopardized by the arbitration award. On March 15, 2018, the constitutional action was denied and Coltel filed a claim against this ruling on April 18, 2018. On the other hand, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file a claim in the International Centre for Settlement of Investment Disputes ("ICSID") after the expiration of the 90-day notice period. After the expiration of such deadline, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID and, on February 20, 2018, the General Secretary registered the request for the institution of arbitration proceedings. The request for arbitration is ongoing, currently in the process of appointment of the arbitral tribunal.
In Peru, Telefónica has concessions for the provision of fixed-line services until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014, June 2016 and May 2017, Telefónica filed renewal requests for an additional twenty years in relation to a concession for the provision of local carrier services, to one of the concessions to provide mobile services in

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certain provinces, and to one concession to provide fixed-line services, respectively. As of the date of this report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
Telefónica Móviles Chile, S.A. and other two telecom operators were awarded spectrum on the 700MHz band in March 2014, being Telefónica Móviles Chile awarded with 2x10MHz. While services are being provided on such spectrum, a consumer organization filed a claim before the Tribunal for the Defense of Competition (the "TDC") regarding the allocation of spectrum on the 700MHz band against Telefónica Moviles Chile, S.A. and the other two operators challenging the outcome of the spectrum allocation on the 700 MHZ band. The TDC rejected this claim on consecutive occasions, but on June 25, 2018, the Supreme Court issued a final judgment stating that the assignment of spectrum on the 700MHz band to the mobile operators incurred in an anticompetitive behavior as it awarded spectrum blocks without respecting the 60MHz spectrum cap set by the Supreme Court in a ruling from 2009.
The Supreme Court ruled that the operators have to relinquish the same amount of spectrum that they acquired in the 700MHz auction. However, the Supreme Court allows the operators to choose the band from which the spectrum that exceed the fixed cap will be relinquished and no deadline has been set. The Court ruling also states that if the sector-specific authority (Subtel) considers necessary to review the maximum spectrum cap, it should put in place a consultative process before the TDC. Subtel must otherwise initiate the necessary procedures to adapt the set cap to the fixed parameters of 60MHz for each participating operator in the aforementioned radio spectrum.
In Chile, Subtel issued a decision on June 21, 2018 suspending operations in the 3,400-3,800MHz spectrum band in order to carry out an in-depth study of the efficient usage of this band in light of international best practices and the need of efficient spectrum management, taking into consideration that is a national resource. The decision, which, among others, suspends the granting of authorizations, concessional modifications or reception of works in connection with such spectrum band, has limited impact on Telefónica operations as Telefónica Móviles Chile, S.A only has spectrum assigned in that band in Regions XI and XII and that spectrum is currently not in use.
During the first half of 2018, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 595 million euros (4 million euros in the same period of the previous year).
Regulation of wholesale services
The EC's proposal in respect of the regulatory framework intends, among other measures, to incorporate a methodology and a European upper limit for the call-termination prices for landline phones/mobile phones (FTRs/MTRs) applicable in the EU. The decreases in wholesale mobile termination rates ("MTRs") in Europe are noteworthy. Since termination fees in mobile and fixed communications have decreased substantially in recent years, future decreases are expected to become smaller so that the negative impact on turnover is expected to be less significant than in the past.
In the United Kingdom, on June 1, 2018, the price of MTRs fell to 0.489 ppm, with further reductions based on inflation: consumer prices index (“CPI”) minus 4.1% from April 1, 2019; and CPI minus 3.7% from April 1, 2020.
In Spain, in January 2018, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or "CNMC") approved a decision setting the new MTRs for all the mobile operators, which imply a progressive reduction of 40% from the levels then outstanding. The approved dates and MTRs are as follows: from the date the decision became effective until December 31, 2018 at 0.0070 €/min; from January 1, 2019 until December 31, 2019 at 0.0067 €/min; and as from January 1, 2020 at 0.0064 €/min.
In Latin America, the Group believes it is likely that MTRs will also be reduced in the short to medium term.
In Brazil, the Resolution 639/2014 established that mobile termination fees will be subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force. Consequently, ANATEL published Act nº 6,211/2014 with the reference prices to be applied by the holders of

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significant market power” (“SMP”). Besides the cost-oriented-model, the Plano Geral de Metas de Competição ("PGMC"), amended by Resolution 649/2015, updated the partial Bill and Keep model for the mobile termination fees, fixing an imbalanced remuneration pattern between holders of SMP and other companies operating in the relevant market. This measure was intended to adapt the networks to the reductions of mobile termination fees, promoting a gradual adaptation for the enforcement of the cost-oriented fees in early 2019. On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. ANATEL is expected to deliberate on the new regulations during 2018.
In Mexico, on November 9, 2017, the IFT announced that the MTRs applicable to the so-called Prevailing Economic Agent ("PEA") for 2018 shall be 0.028562 pesos per minute while the MTRs applicable to the operators other than the PEA shall be 0.112799. The IFT fixed the MTRs on the PEA's network as a result of a prior ruling of the Supreme Court of Justice in favor of the PEA and against its obligation to refrain from charging fees for the termination of mobile, fixed and SMS traffic on its network.
In Peru, the Organismo Supervisor de las Telecomunicaciones ("OSIPTEL") started in November 2016 the process to amend the maximum MTRs. On January 28, 2018, OSIPTEL published the caps on interconnection rates for MTRs. The approved rate was the same for all networks and entailed a decrease of 63% (USD 0.00661 per minute rated at the second). The new fees established by OSIPTEL will apply as of the adoption of the regulation.
As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and/or cash flows. During the first half of 2018, the negative impact of these regulations is estimated to have resulted in the deduction of approximately 1.2 percentage points from the organic growth of the Group's revenues.
Regulation of universal service obligations
Universal service obligations ("USO") refers to the obligations imposed on telecommunication operators which are aimed at granting access to all the consumers in a country to a minimum set of services offered at reasonable and fair prices in order to avoid social exclusion. On its proposal for the reform of the regulatory framework issued on September 14, 2016, the EC sought to modernize USO in Europe, removing the mandatory inclusion of the legacy outdated services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that USO should be funded out of general budgets and not from the sectoral budget. However, if this funding method does not thrive, the inclusion of affordable broadband services could end up being more expensive for the sector. In any case, the new regulation is not expected to be applicable before 2020.
In Spain, the USO for 2017 were extended for 2018, with Telefónica being responsible for the provision of the elements of Universal Service to fixed-broadband access, pay phones and directories. The Spanish Administration has launched a public consultation regarding the modification of the scope of the USO, which proposes the withdrawal of the obligation of providing pay-phone and directories. The final decision is expected before the end of 2018.
In Brazil, the review of the General Plan of Universalization Targets (PGMU IV) of Fixed Switched Telephony Services that should have been published in 2016 has not yet been approved by the Government. The balance in favor of the Government and investment projects are still under discussion.
The imposition on the Telefónica Group of additional or more onerous USO in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
Regulation of fibre networks
On March 6, 2018, the CNMC approved a final decision on the economic replicability methodology to be used to assess the maximum wholesale access price which Telefónica can charge other operators for accessing the optical fibre network in regulated areas (NEBA Local and NEBA services). Accordingly, with the economic replicability methodology, Telefónica is applying a wholesale access price of 17.57 €/month since April 2018. The economic replicability methodology is updated twice a year in order to assess whether Telefonica’s retail

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offers (broadband flagship products) are economically replicable with the applied NEBA price. In June 2017, the CNMC launched a public consultation on the methodology to analyze if Telefónica’s business offers can be replicated by other operators. The final decision is expected during 2018.
Any of such obligations and restrictions could raise costs and limit Telefónica's freedom to provide the aforementioned services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulations on privacy
In Europe, the General Data Protection Regulation ("GDPR") of April 27, 2016, is directly applicable in all Member States since May 25, 2018. In addition, on January 10, 2017, the EC presented its proposal for a Regulation on privacy and electronic communications ("ePrivacy"), which will replace the current Directive 2002/58/EC. The proposal implies an extra layer of regulation on top of the GDPR and also introduces administrative fines of up to 4% of an undertaking's annual global turnover for breaching new regulations. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services such as big data services. The future ePrivacy Regulation is not expected to be adopted before the end of 2018.
The Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, has been challenged before the EU's General Court by civil-society groups. One of the appeals was not admitted and the admission of a second appeal is still pending as at the date of this report. The EC completed on October 18, 2017 its first annual review on the performance of the Privacy Shield and concluded that the Privacy Shield continues to ensure an adequate level of data protection for personal data of European citizens. Nevertheless, on July 5, 2018 the European Parliament issued a non-binding Resolution on the adequacy of the Privacy Shield and requested the EC to suspend the Privacy Shield unless the US authorities comply with its terms by September 1, 2018.
In Brazil, the adoption of a Personal Data Protection Act is still pending. This act could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment. On July 11, 2018 the draft on data protection law (PLC 53/2018) was approved by the Federal Senate. The draft has to be approved by the Government, who can wholly or partly ban the draft in case of in case of disagreement with the proposed text. Once the law is approved there is a period of 18 months until it enters into force.
Any obligations and restrictions arising from privacy regulations could raise costs and limit Telefónica's ability to provide certain services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulation of network neutrality
Under the principle of network neutrality applicable to the Internet access services realm, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
In Europe, network neutrality is regulated by Regulation (EU) 2015/2120 of November 25, 2015.
Telefónica operates in Latin American countries where net neutrality regulation is being implemented, such as Chile, Colombia, Mexico, Peru (where OSIPTEL implemented regulations on net neutrality on January 1, 2017) and in Brazil. In Mexico, it is expected that IFT will issue guidelines during 2018. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes proposed concern the establishment of rules applying measures for traffic management and restrictive rules for "Zero Rating" offers.
If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.

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The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group's international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group's business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group's business dealings with certain sanctioned countries, individuals and entities.
Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group's reputation and other consequences, that could have a material adverse effect on the Group's business, results of operations and financial condition.
Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with and cooperating with governmental authorities about these matters and intends to continue to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.
Customers' perceptions of services offered by the Company may put it at a disadvantage compared to competitors' offerings.
Customers' perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects Telefónica's competitive position relative to other technology sector companies, and its ability to extract the value generated during the process of digital transformation it is immersed in. Failure to do so adequately could have an adverse impact on the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.
In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.
The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances. The entry of new competitors in the markets where the Group is the leader, such as Peru, has resulted in the Group losing market share in the mobile phone market during the period between 2015 and June 2018. In this competitive environment, the Group has focused on its high-value customers and estimates that the loss of revenues has been lower than the loss of accesses.
Failure to adequately anticipate and adapt to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
New products and technologies arise constantly and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the

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development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 497 million euros in the first six months of 2018, representing an increase of 13.5% from 438 million euros in the same period of 2017. These expenses represented 2.0% and 1.7% of the Group's consolidated revenues in the first semester of 2018 and 2017, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development ("OECD") manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. In Spain, as of June 30, 2018 Telefónica has already 20.2 million premises passed with fibre, which shows the level of investment required. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.
The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group's ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of income and additional efficiencies to those traditionally sought. Failure to do so adequately could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to respond to Telefónica's operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by Telefónica Group's IT systems to adequately respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition and/or results of operations.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.
As of June 30, 2018, the Telefónica Group depended on three handset suppliers and 7 network infrastructure suppliers, which, together, accounted for 79% and 80%, respectively, for the awarded contracts as of such date (for their products groups). One of the handset suppliers represented two-fifths of all handset allocations as of such date. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.
If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group's ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unanticipated network interruptions as a result of system failures, including those due to natural disasters caused by natural or meteorological events (due, in turn, to extreme weather conditions, especially in the geographies with greater exposure to them), network, hardware or software failures, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group's service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group's image and reputation.
Telecommunications companies worldwide face increasing cybersecurity threats as businesses have become increasingly dependent on telecommunications and computer networks and adopt cloud computing

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technologies. Cybersecurity threats may include gaining unauthorized access to Telefónica's systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones and intelligence gathering on employees with access. Further, our employees or other persons may have unauthorized or authorized access to our systems and/or take actions that affect our networks in an inconsistent manner with the Group’s policies or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica attempts to mitigate these risks through a number of measures, including backup, log review, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion detection or prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures may not always be effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.
The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.
In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.
There is a consensus between certain expert groups and public health agencies, including the World Health Organization, that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.
Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.
The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and/or cash flows of the Telefónica Group.
Possible regulatory, business, economic or political changes could lead to asset impairment.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In the first half of 2018, impairment losses in goodwill has been recognized amounting to 108 million euros related to Telefónica`s operations in Mexico. No impairments were recognized in 2017.

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The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.
The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation, or lead to legal claims and liabilities that are difficult to measure in advance.
In addition, the Telefónica Group's Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.
In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.
Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Notes 15, 17 and 21 to the 2017 Consolidated Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 26, 2018	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.